Filed Pursuant to Rule 424(b)(3)
Registration No. 333-49076

Prospectus

EC POWER, INC.

10,296,911 Shares of Common Stock

       This is an offering of shares of the common stock of EC Power, Inc. by persons who were issued shares of our common stock in prior transactions. These selling shareholders may be deemed to be underwriters within the meaning of the term in the Securities Act.

       By a separate prospectus, we are offering an additional 2,000,000 units to the public, each unit consisting of one share of our common stock and one common stock purchase warrant (the "Primary Offering").

       To date, there has been no public market for any of our securities, and our securities are not listed on any stock exchange or on the over-the-counter market.

Investing in our common stock involves a high degree of risk. You should read the "Risk Factors" beginning on Page 5.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

The date of this prospectus is March 29, 2002

Prospectus Summary

       This summary highlights important information about our business and about the offerings. Because it is a summary, it does not contain all the information you should consider before investing in our securities. Please read the entire prospectus.

About Our Company

       Please note that throughout this prospectus the words "we", "our" or "us" refer to EC Power, Inc. and its wholly owned French subsidiary, Sorapec S.A., and not to any of the selling shareholders.

       We conduct our operations primarily through Sorapec, which was founded in 1974. We are a Delaware corporation. We are engaged in the development of proton exchange membrane fuel cells and bipolar nickel-zinc batteries using proprietary technology. A fuel cell is a device that combines hydrogen derived from a fuel such as natural gas, propane, methanol or gasoline, and oxygen from the air to produce electric power without combustion. Although fuel cells were invented over 160 years ago, the availability of new materials and manufacturing techniques and concerns over the adverse environmental impact of the use of fossil fuels, have accelerated efforts to commercialize this technology.

       A battery is an electrochemical apparatus used to store energy and release it in the form of electricity. Nickel-zinc cells offer greater storage capacity than the commonly used lead-acid and nickel- cadmium systems, and are especially suited to high power applications involving high discharge rates, for instance to provide acceleration to a vehicle. We believe nickel-zinc batteries have the potential to completely displace nickel-cadmium batteries in large markets such as scooters, bicycles, and hand-held power tools, as well as smaller scale applications requiring small, high-performance rechargeable batteries. We intend to target those specialized markets where nickel-zinc batteries have major performance advantages, and where we believe we can build a profitable business without depending on the largest, most competitive segments. Our planned product offering will include small batteries with capacities under 10 amperes/hour for portable electronic devices, for instance cellular phones or laptop computers; and larger batteries with capacities over 20 amperes/hour for 2-wheel and 4-wheel electric vehicles.

       During the past 25 years we have undertaken over 300 research contracts with corporate accounts such as Renault, Peugeot, Autosil, Electricite de France, the French state-owned utility; Commissariat a L'Energie Atomique, the French atomic energy authority; Delegation Generale pour l'Armement, the French armament agency; and others. During the past ten years, we have intensified our research and development work in proton exchange membrane fuel cells and batteries, and we currently have 4 ongoing contracts supported by the French government. We have entered into two agreements to develop fuel cells for use in marine propulsion and urban mass transit. We are also a member of a consortium that was awarded a 3-year European Union contract to develop a zero emission electric scooter for application in urban centers. We will supply the bipolar nickel-zinc battery for the scooter.

       Until recently we have been engaged only in research and development contracts for others, and we have no experience developing our own products. We are working on the completion of development of our own proprietary products, but we have no experience in manufacturing, and we have no contracts to sell any of our products.

       Our principal executive offices are currently located in New York, New York, at 236 West 27th Street. Our telephone number at that address is (212) 399-6688 and our facsimile number is (212) 399-6693. In addition to our corporate office, we maintain an office and a manufacturing facility in Fontenay-sous-Bois, France, a suburb of Paris. Our telephone number in France is 01- 48-77-49-59 and our facsimile number is 01-48-77-05-31.

About The Offering
*

This is an offering of shares of our common stock by persons who were issued shares of our common stock. We refer to these persons as selling shareholders in this prospectus. We are registering the common stock covered by this prospectus in order to fulfill obligations we have under agreements with the selling shareholders.

*

The selling shareholders may offer their shares from time to time either in privately negotiated transactions at a price of $3.00 per share until our shares are quoted on the OTC Bulletin Board, or, if a public trading market develops for our common stock, then in public market transactions at prevailing market prices.

*	We will not receive any proceeds from the sale of shares by the selling shareholders.

Summary Financial Data

       The following financial information summarizes the more complete historical financial information enclosed in this prospectus. You should read the information below along with all other financial information and analysis in this prospectus. Please do not assume that the results below indicate results we will achieve in the future.

Statements of Operations Data:
	Nine Months Ended September 30		Twelve Months Ended December 31
	2001	2000	2000	1999
Sales revenue	$337,443	$302,033	$516,738	$454,888
Gross profit	87,746	143,517	325,573	258,414
Loss from operations	(627,260)	(1,082,424)	(1,368,248)	(1,053,858)
Net loss	(680,480)	(1,058,238)	(1,338,307)	(1,037,304)
Basic and diluted loss per share	$(0.07)	$(0.14)	$(0.16)	$(0.25)
Basic and diluted weighted average common shares	10,198,386	7,608,691	8,277,868	4,128,133

	September 30, 2001
Balance Sheet Data:	Actual	Minimum (1)(2)	Maximum (2)(3)
Cash and cash equivalents	$19,400	$ 1,029,400	$ 5,349,400
Working capital (deficit)	(640,733)	369,267	4,689,267
Property and equipment, net	89,645	89,645	89,645
Total assets	1,079,526	2,089,526	6,409,526
Current liabilities	1,364,046	1,364,046	1,364,046
Stockholders' equity (deficit)	$(300,211)	$ 1,555,683	$ 5,875,683

______________________________

(1)	Adjusted to reflect net proceeds of $1,010,000 from our assumed sale in the Primary Offering of 400,000 Units at an offering price of $3.00 per Unit.
(2)	Assumes all Units in the Primary Offering are sold through brokers and 10% commission paid.
(3)	Adjusted to reflect net proceeds of $5,330,000 from our assumed sale in the Primary Offering of 2,000,000 Units at an offering price of $3.00 per Unit.

Risk Factors

An investment in our securities is speculative and involves a high degree of risk. Please carefully consider the following risk factors, as well as the possibility of the loss of your entire investment in our securities, before deciding to invest in our securities.

Risks Relating to our Business

Our independent auditors have raised substantial doubt about our ability to continue as a going concern.

We are currently transitioning from a research and development company that has been primarily dependent on government and industry contracts, to a company focusing on commercial products. For the past several years Sorapec has operated under the protection of French bankruptcy laws, and we have not achieved profitability since our fiscal year ended December 31, 1996. We expect to continue to incur net losses until we can produce sufficient revenues to cover our costs. As of September 30, 2001, we had an accumulated deficit of $4,356,445 and a working capital deficit of $640,733. We expect to continue to incur net losses at least through fiscal year 2002 and these losses may be substantial. To implement our business strategy, we will have to incur a high level of fixed operating expenses and we will continue to incur considerable research and development expenses and capital expenditures. Accordingly, if we are unable to generate substantial revenues and positive cash flows we will not achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase our profitability on a quarterly or annual basis. Based on historic cash flow and projected expenditures, management believes that proceeds from the sale of the minimum number of shares in the Primary Offering would enable us to pursue our business plan for only five months.

Our ability to generate future revenues will depend on a number of factors, many of which are beyond our control. These factors include the rate of market acceptance of our products, regulatory developments, and general economic trends. Due to these factors, we cannot anticipate with any degree of certainty what our revenues, if any, will be in future periods. You have limited historical financial data and operating results with which to evaluate our business and our prospects. As a result, you should consider our prospects in light of the early stage of our business in a new and rapidly evolving market.

Our independent auditors have included in their audit report an explanatory paragraph that states that our continuing losses from operations raises substantial doubt about our ability to continue as a going concern. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a further explanation of our financial problems.

If we are not able to raise sufficient funds from the Primary Offering, we may be unable to pay our debts, and we may be able to stay in business only for a few months. Even with the minimum proceeds from our offering, we may not be able to proceed with our business plan in the time frame that we believe is necessary.

We are dependent on and intend to use virtually all of the net proceeds of the Primary Offering for debt repayment, for working capital, and to complete a pilot plant to manufacture fuel cell stacks. We estimate that we will need approximately $600,000 to provide our working capital and business development needs for the next twelve months; and an additional $2,000,000 to build the pilot plant and upgrade our laboratory facilities. The proceeds received from the Primary Offering may not be sufficient to enable us to proceed with our business plan. The proceeds from only the minimum offering would enable us to operate for only five months without additional funds. At September 30, 2001, we also owed in excess of $1,270,679 in short-term debt to various persons, including vendors, our officers and directors, and other related parties. At least $150,000 will be used to pay in part some of our creditors, and it is possible that additional proceeds of the Primary Offering will be needed to pay some of those creditors, since we have no other assured source of funds. We do not have any commitments for any other funds outside the Primary Offering, and there can be no assurance that additional funds will be available on acceptable terms, if at all. We do not have any agreements with those creditors, including our officers and directors, concerning payment of those liabilities, and if we are unable to continue in business, we would be required to pay those obligations before any payment could be made to any shareholder, including investors in this offering. Investors should be aware that there is a substantial risk that they could lose the full amount of their investment in our securities.

If we are unable to raise additional capital to complete our product development and commercialization plans, we may be required to limit operations in a manner inconsistent with those plans.

Our product development and commercialization schedule could be delayed if we are unable to fund our research and development activities or the development of our manufacturing capabilities. If at least $1,900,000 is received from the Primary Offering, we expect that the net proceeds and all other existing sources of capital will be sufficient to fund our activities for the next twelve months. Future capital requirements are dependent upon many factors, including, but not limited to, the amount used to fund demonstration projects and field trials, the level of government funding provided to us, the rate at which we expand production volume capabilities, and our investment in research and development. In addition to the proceeds from the Primary Offering and expected government funding, we believe it is likely that we will need additional funding to expand our manufacturing capabilities to the level where volume efficiencies can be achieved consistent with our plans to fully commercialize our products. However, additional financing may not be available and, if available, it may not be available on terms favorable to our stockholders or us. If additional funds are raised through the issuance of equity securities, the percentage ownership of our then current stockholders will be reduced. If adequate funds are not available to satisfy either short or long-term capital requirements, we may have to limit our operations and delay our product commercialization schedule.

We have had limited product sales. If we are not able to manufacture and sell our products in a cost-effective manner, it is unlikely that we will ever become profitable.

To date, we have derived revenues principally from research and development contracts. We have not made any sales of fuel cells or batteries except for sales of membrane-electrode assemblies and battery prototypes in limited numbers. We may not be able to manufacture any of our products in a cost-effective manner, and, if produced, we may not be able to successfully market these products.

Our product and technology development efforts are subject to unanticipated and significant delays, expenses and technical or other problems. Our success will depend upon our products and technologies meeting acceptable cost and performance criteria, and upon their timely introduction into the marketplace. None of our proposed products and technologies may ever be successfully developed, and even if developed, they may not actually perform as designed. Failure to develop or significant delays in the development of our products and technology would have a material adverse effect on our ability to sell our products and generate sufficient cash to achieve profitability.

If we are able to create a market for our products, we will need to expand our manufacturing facilities. Locating and establishing new manufacturing facilities will place significant demands on our managerial, technical, financial and other resources. We will be required to make significant investments in our engineering and logistics systems and financial and management information systems and to retain, motivate and effectively manage our employees. There can be no assurance that the management skills and systems we currently have in place will enable us to implement our strategy, or that we will be able to attract and retain additional skilled management and production personnel. Our failure to manage our growth effectively would have a material adverse effect on our ability to produce products and meet our contractual obligations.

We do not have the experience to manufacture large commercial quantities of our products. We may not be able to develop manufacturing technologies and processes and expand our plant facilities to the point where they are capable of satisfying large commercial orders. Development and expansion of these technologies and processes will require extensive lead times and the commitment of significant financial, engineering and human resources. Even if we are successful in achieving our planned increases in production capacity, we cannot be sure that we will do so in time to meet product commercialization schedules or to satisfy the requirements of our customers. Our failure to develop manufacturing capabilities and processes, or meet our cost goals, could have a material adverse effect on our business, prospects, results of operations, and financial condition.

If we are not able to protect important intellectual property, we will not be able to compete against larger companies who have greater resources than we.

Proton exchange membrane fuel cell technology was first developed in the 1950s, and we do not believe we can achieve a significant proprietary position on the underlying technologies used in fuel cell systems. However, we have developed proprietary technology, systems designs, and manufacturing processes. Our ability to compete effectively against other fuel cell companies will depend, in part, on our ability to protect our proprietary technology, systems designs, and manufacturing processes.

We have applied for and received patents on various proprietary designs for our fuel systems and our battery systems. Our success will be largely dependent both on the legal protection that our patents and other proprietary rights may or will afford, and on the knowledge, ability, experience, and technological expertise of our employees. We claim proprietary rights in various unpatented technologies, know how, trade secrets and trademarks relating to our products and manufacturing processes.

We do not know whether any of our pending patent applications will issue or, in the case of patents issued or to be issued, that the claims allowed are or will be sufficiently broad to protect our technology or processes. Even if all our patent applications are issued and are sufficiently broad, they may be challenged or invalidated. We could incur substantial costs in prosecuting or defending patent infringement suits. While we have attempted to safeguard and maintain our proprietary rights, we do not know whether we have been or will be completely successful in doing so.

Further, our competitors may independently develop or patent technologies or processes that are substantially equivalent or superior to ours. If we are found to be infringing third party patents, we do not know whether we will be able to obtain licenses to use such patents on acceptable terms, if at all. Failure to obtain needed licenses could delay or prevent the development, manufacture, or sale of our products.

We rely, in part, on contractual provisions to protect our trade secrets and proprietary knowledge. These agreements may be breached, and we may not have adequate remedies for any breach. Our trade secrets may also be known without breach of such agreements or may be independently developed by competitors. Our inability to maintain the proprietary nature of our technology and processes could allow our competitors to limit or eliminate any competitive advantages we may have, thereby harming our business prospects.

If we cannot find a timely replacement for Dr. Bronoel, the effectiveness of our technical staff could be affected and we could incur delays in the execution of our plan.

Dr. Bronoel, our former Scientific Director, is semi-retired; he works for us approximately 50-60% of his time on a consulting basis, and no one in our present organization can replace him. Dr. Bronoel is 68 years old, and although he is presently in good health, there is always a risk that that condition could change. We have identified several candidates for this position, and anticipating hiring one shortly after the completion of the Primary Offering. Should we lose the services of Dr. Bronoel prior to being able to hire his replacement, some of our projects may not be completed in a timely manner.

If we are unable to attract and retain additional qualified personnel, our business, prospects, results of operations, and financial condition, will be adversely impacted.

We have a small team of engineers that has been with us for 15 years or longer. Each member of that team has developed special skills that we depend on. The loss of any particular individual would cause detrimental delays in our programs, since finding a replacement and training the replacement would take time.

Since we are attempting to transition from a research and development company to a manufacturing company, we have little experience in manufacturing and commercial development of products. We must locate and hire persons who have experience in manufacturing in order to become profitable. If we are not able to do so in a timely fashion, we may not be able to obtain profitability.

Currency exchange rate fluctuations, tariff regulations, and other risks inherent in international operations may adversely impact our operating results.

We conduct all of our operations primarily through our French subsidiary, Sorapec. Accordingly, we will be subject to the risks associated with fluctuations in currency exchange rates. For example, we expect that many of our customers will seek pricing in currencies other than the Euro. If such other currency increases in value against the Euro prior to payment on the contract, we would receive less on the contract than we had anticipated. Similarly, if we should order components from companies in another country, a fluctuation in the exchange rate could result in our paying more than we had anticipated. Either such event would decrease our profit margins.

Since our financial results will be reported in US Dollar amounts, periodic changes in the exchange rate between the Euro and the US Dollar will cause there to be changes in our operating results from quarter to quarter, in addition to differences in our operating results from quarter to quarter. Investors will have to take such monetary adjustments into account to consistently evaluate our quarter-to-quarter results.

We also may be subject to tariff regulations and requirements for export licenses, particularly with respect to the export of certain technologies, which could cause a potential customer to purchase products from manufacturers in other countries, rather than from us.

Our executive officers and directors have substantial control over our affairs and you will not be able to influence the outcome of any of our important transactions.

After consummation of the Primary Offering, executive officers, and directors will have the power, in the aggregate, to direct the vote of approximately 32% of our voting securities, assuming the sale of 2,000,000 Units. Additionally, our executive officers and directors own warrants to purchase an additional 1,487,180 shares of common stock, which, if exercised, would increase their percentage ownership of our voting securities to 38% after the offering. Therefore, these persons will have the power to influence our business policies and affairs and determine the outcome of any matter submitted to a vote of our stockholders, including mergers, sales of substantially all of our assets, and changes in control. Purchasers of shares in this offering will have little ability to influence the decisions our management will make in the future. Accordingly, investors should carefully review the capabilities of the present board of directors, in whose hands our success will be held.

If a market for fuel cells fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred to develop our product, and we may be unable to achieve profitability.

Fuel cell systems represent an emerging market, and we do not know whether end-users will want to use them. The development of a mass market for our systems may be impacted by many factors which are out of our control, including:
*	the cost competitiveness of fuel cell systems;
*	the future costs of hydrogen used by our systems;
*	consumer reluctance to try a new product;
*	consumer perceptions of our systems' safety;
*	regulatory requirements; and
*	the emergence of newer, more cost-competitive technologies and products.

If a sufficiently large market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred and will continue to incur in the development of our products and we may never achieve profitability.

We may not be able to sell our fuel cell systems if they are not compatible with the products of third- party manufacturers or our potential customers.

Our success will depend upon our ability to make our fuel cell products compatible with the products of third-party manufacturers. In addition, our mobile and portable fuel cell products will be successful only if our potential customers redesign or modify their existing products to fully incorporate our products and technologies. Our failure to make our products and technologies compatible with the products of third-party manufacturers or the failure of potential customers to redesign or make necessary modifications to their existing products to accommodate our products would cause our products to be significantly less attractive to customers.

If our proposed battery systems, including the system we are designing for electric vehicles, are not accepted by the market, we will not be able to sell such systems.

Because vehicles powered by internal combustion engines cause pollution, public pressure has begun to result in legislative and other mandates in Europe and Asia, and enacted or pending legislation in the United States and Asia, to promote or mandate the use of vehicles with no tailpipe emissions or reduced tailpipe emissions, including two-wheel vehicles in Asia. We believe that in order to create a significant commercial market for electric vehicles in Europe and Asia it will be necessary for such public pressure to continue. In addition, we believe that in the United States government initiatives are important factors in creating an electric vehicle market. We cannot provide assurance that such public pressure will continue or that further legislation or other governmental initiatives will be enacted, or that current legislation will not be repealed, amended or have its implementation delayed, as has recently been the case in California; or that a different form of zero emission or low emission vehicle, or other solutions to the problem of containing emissions created by internal combustion engines, will not be invented, developed and produced, and achieve greater market acceptance than electric vehicles. The lack of a significant market for electric vehicles could have a material adverse effect on our ability to commercialize our technology. Even if a significant market for electric vehicles develops, there can be no assurance that our technology will be commercially competitive within such a market.

If we are not able to compete successfully against larger and better capitalized companies in the battery industry, we will not achieve long-term profitability in that business segment.

The battery industry is characterized by intense competition with a large number of companies offering or seeking to develop technology and products similar to ours. We will be subject to competition from manufacturers of traditional rechargeable batteries; such as nickel cadmium batteries, from manufacturers of rechargeable batteries with advanced technologies, as well as from companies engaged in the development of batteries incorporating new technologies. We will also compete with large and small manufacturers of alkaline, lithium, carbon-zinc, seawater, high rate, and primary batteries. There can be no assurance that we will be successful in competing with these manufacturers, many of which have substantially greater financial, technical, manufacturing, distribution, marketing, sales and other resources. A number of companies with resources substantially greater than ours are pursuing the development of a wide variety of battery technologies, including nickel-zinc batteries, which are expected to compete with our technology. If other companies successfully market their batteries prior to our introduction of products, there may be a material adverse effect on our business, financial condition, and results of operations.

If manufacturers to whom we plan to market our batteries are not able to successfully sell their products that incorporate our batteries; we will be unable to sell our batteries.

A substantial portion of our battery business will depend upon the success of products sold by original equipment manufacturers that may use our batteries. For example, one factor determining the quantity of purchase orders we may receive from a scooter manufacturer in the future is the commercial success of that company's electric scooter. Therefore, our success in being able to sell or license our products will be substantially dependent upon the acceptance and marketability of the manufacturer's products in the marketplace. We will be subject to many risks beyond our control that will influence the success or failure of a particular product manufactured by a manufacturer, including among others, competition faced by the manufacturer in its particular industry; market acceptance of the manufacturer's product; the engineering, sales and marketing and management capabilities of the manufacturer; technical challenges unrelated to our technology or problems faced by the manufacturer in developing its products; and the financial and other resources of the manufacturer.

Price increases for raw materials may adversely affect our profitability.

The principal raw materials for the production of our battery products are nickel and zinc. Prices for both nickel and zinc are subject to market forces beyond our control. Our future profitability may be materially adversely affected by increased nickel and/or zinc prices to the extent we are unable to pass on higher raw material costs to our customers.

Our products may be subject to technological obsolescence, which could adversely affect our ability to sell such products.

The market for our products, as well as the products that may utilize our batteries and fuel cells, is characterized by changing technology and evolving industry standards, often resulting in product obsolescence or short product lifecycles.  Although we believe that competition in fuel cells and Nickel-Zinc batteries is very limited at this time, and we believe that our products will be comprised of state-of-the-art technology, there can be no assurance that competitors will not develop technologies or products that would render our technology and products obsolete or less marketable.

We are dependent on third party suppliers for the supply of parts and material for our fuel cell stacks. If we are not able to obtain such parts and material, we will not be able to manufacture our fuel cell stacks.

We do not know whether we will be able to continue to obtain suppliers to work with us to develop the right materials or components for our fuel cell systems, or whether such relationships will be on terms that will allow us to achieve our objectives. Our business, prospects, results of operations, or financial condition could be harmed if we fail to maintain relationships with entities that will supply the required components for our systems. We do not have any long-term agreement with any supplier. However, we have established relationships with certain companies that supply us with various vital parts. We will continue to rely on them to provide components for our fuel cell systems. A supplier's failure to develop and supply components in a timely manner, or to supply components that meet our quality, quantity, or cost requirements, or our inability to obtain substitute sources of these components on a timely basis or on terms acceptable to us, could harm our ability to manufacture our fuel cell systems. In addition, to the extent the processes that our suppliers use to manufacture components are proprietary, we may be unable to obtain comparable components from alternative suppliers.

Risks Associated with the Offering

Since we have arbitrarily determined the purchase price of the Units in the Primary Offering with no input from an independent third party, the purchase price might not accurately reflect the value of the Units.

Our board of directors has arbitrarily determined the offering price of the Units in the Primary Offering. Since no underwriter or independent third party has been involved in pricing the Units, we cannot assure you that this price accurately reflects the value of the Units or that you will be able to resell the shares at such price. Investors may lose all or part of their investment.

The market price of the common stock may decline below the initial public offering price and this decline may be significant. The value of your investment could decline due to the impact of several factors upon the market price of our common stock, including our failure to meet product development and commercialization milestones, or technological innovations by competitors or in competing technologies.

In addition, stock markets have experienced extreme price and volume fluctuations, and the market prices of securities of technology companies have been highly volatile. These fluctuations are often unrelated to operating performance and may adversely affect the market price of our common stock. As a result, investors may not be able to resell their shares or warrants at or above the initial public offering price.

If existing shareholders offer their shares for sale during the pendency of the Primary Offering, we might not be able to sell the Units.

Although there is not presently any public trading market for our common stock, shares may be offered and sold by existing shareholders while the Primary Offering is being made. The price offered by such shareholders may be less than the offering price of the Units. If that occurs, potential investors in the Primary Offering may purchase the shares offered by existing shareholders, which would make it difficult for us to sell the Units offered.

We do not plan to pay dividends in the foreseeable future; investors may never see a return on their investment.

We plan to retain earnings, if any, to provide funds for the operation and expansion of our business, and, accordingly, we have no present intention to pay any dividends on our common stock. Any payment of future cash dividends and the amounts thereof will be dependent upon our earnings, financial requirements, and other factors deemed relevant by our board of directors.

There is no public trading market for our common stock. Unless a trading market develops in the future, you may not be able to sell any of the securities you acquire in this offering.

There currently exists no public trading market for our common stock, and there can be no assurance that a public trading market will develop or be sustained in the future. Without an active public trading market, you would not be able to liquidate your investment without considerable delay, if at all. If a market does develop, the price for our securities may be highly volatile and may bear no relationship to our actual financial condition or results of operations. Factors we discuss in this prospectus, including the many risks associated with an investment in us, will have a significant impact on the market price of our securities.

We have not applied to have our shares or the warrants listed on any stock exchange or on the NASDAQ Stock Market, and we do not plan to do so in the foreseeable future. As a result, trading, if any, in our securities will be conducted in the over-the-counter market on an electronic bulletin board established for securities that do not meet NASDAQ listing requirements, or in what are commonly referred to as the "pink sheets." One broker-dealer has agreed to make a market in our securities at the completion of the Primary Offering, but there is no assurance that it will continue to do so, or that we will be successful in obtaining any other market makers. As a result, you will find it substantially more difficult to dispose of our securities. You will also find it difficult to obtain accurate information about, and/or quotations as to the price of, our common stock. Finally, depending upon several factors, including the future market price of our common stock, our securities are and may remain subject to the "penny stock" rules.

The penny stock rules regulate broker dealer practices in connection with transactions in "penny stocks." Those rules applicable to penny stocks require a broker dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission. The broker dealer must also provide the customer with certain other information and must make a special written determination that the stock is a suitable investment for the purchaser, and receive the purchaser's written agreement to the transaction. Further, the rules require that, following the proposed transaction, the broker provide the customer with monthly account statements containing market information about the prices of the securities. As a result of the difficulty in complying with such rules, many broker dealers will not sell such stocks to their customers. For a more complete description of some of the requirements of the penny stock rules, see the section entitled "Information about the Market for Our Securities."

There may be an adverse effect on the market price of our common stock as a result of a significant number of shares being available for future sale by our existing stockholders.

Future sales of a substantial amount of our common stock in the public market, or the perception that these sales may occur, could adversely affect the market price of our common stock from time to time. These future sales or perceptions could also impair our ability to raise additional capital through the sale of our equity securities after completion of the offering.

All of the 10,296,911 shares of common stock that are currently outstanding have been registered for sale or resale. An additional 2,589,815 shares of common stock that may be issued if shares of preferred stock are converted are available for sale in the public market. If a market for our securities should develop, those shares will act as an "overhang" on the market, and will probably prevent the price of the shares from increasing.

Provisions of Delaware law and of our charter laws may make a takeover more difficult, which could impede the ability of public stockholders to benefit from a change in control or change in our management.

Provisions in our Certificate of Incorporation and By-laws and in the Delaware corporate law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and Board of Directors. Public stockholders who might desire to participate in such a transaction may not have an opportunity to do so.

Future issuance of our common stock could dilute current shareholders and adversely affect the market if it develops.

We have the authority to issue up to 100,000,000 shares of common stock and 50,000,000 shares of preferred stock and to issue options and warrants to purchase shares of our common stock, without shareholder approval. These future issuances could be at values substantially below the price paid for our common stock by our current shareholders. In addition, we could issue large blocks of our common stock to fend off unwanted tender offers or hostile takeovers without further shareholder approval.

We may issue preferred stock that would have rights that are preferential to the rights of the common stock.

An issuance of additional shares of preferred stock could result in a class of outstanding securities that would have preferences with respect to voting rights and dividends and in liquidation over the common stock and could, upon conversion or otherwise, have all of the rights of our common stock. Our Board of Directors' authority to issue preferred stock could discourage potential takeover attempts or could delay or prevent a change in control through merger, tender offer, proxy contest or otherwise by making these attempts more difficult or costly to achieve.

Forward-Looking Statements

This prospectus contains statements that plan for or anticipate the future. Forward-looking statements include statements about the future of the battery and fuel cell industries, statements about our future business plans and strategies, and most other statements that are not historical in nature. In this prospectus, forward-looking statements are generally identified by the words "anticipate," "plan," "believe," "expect," "estimate," and the like. We have based these statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those projected in these statements. These risks and uncertainties include those set forth under "Risk Factors." For example, a few of the uncertainties that could affect the accuracy of forward-looking statements, besides the specific factors identified above in the Risk Factors section of this prospectus, include:
-	the development and commercialization schedule for our fuel cell technology and products;
-	future funding under government research and development contracts;
-	the expected cost competitiveness of our fuel cell technology and products;
-	our intellectual property;
-	the timing and availability of our products;
-	our business strategy; and
-	general economic conditions in our target markets.

In light of the significant uncertainties inherent in the forward-looking statements made in this prospectus, particularly in view of our early stage of operations, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.

The Private Securities Litigation Reform Act of 1995, which provides a "safe harbor" for similar statements by existing public companies, does not apply to our offering.

Dividend Policy

We have not declared or paid cash dividends on our common stock in the preceding two fiscal years. We currently intend to retain all future earnings, if any, to fund the operation of our business, and, therefore, do not anticipate paying dividends in the foreseeable future. Our Board of Directors will determine whether any cash dividends will be declared in the future.

Capitalization

The following table sets forth our capitalization as of September 30, 2001. The "as adjusted" columns assume that a minimum of 400,000 Units (Minimum) or 1,000,000 Units (Maximum) are sold in the Primary Offering. This section should be read in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus.

	Actual	As of September 30, 2001
		As Adjusted(1)
		Minimum	Maximum

Stockholders' Equity:
Common Stock, $.001 par value,

100,000,000 shares authorized; 10,296,911 shares issued and outstanding at September 30, 2001; 10,696,911 shares issued and outstanding, as adjusted, assuming the minimum number of Units are sold; 12,296,911 shares issued and outstanding, as adjusted, assuming the maximum number of Units are sold(1)

	$ 10,297	$ 10,697	$ 12,297
Preferred Stock, $.001 par value,
50,000,000 shares authorized; 2,589,815 issued and outstanding at September 30, 2001.	25,899	25,899	25,899
Capital in excess of par value	4,865,932	5,875,532	10,193,932
Accumulated deficit	(4,356,445)	(4,356,445)	(4,356,445)
Unearned interest expense	(9,965)	(9,965)	(9,965)
Unearned compensation expense	(771,947)	(771,947)	(771,947)
Accumulated comprehensive income	(63,982)	(63,982)	(63,982)
Stockholders equity (deficit)	$ (300,211)	$ 709,789	$ 5,029,789

(1)     Does not include shares that may be issued upon exercise of warrants to purchase 2,141,351 shares of common stock at an average exercise price of $.27 per share; or options to purchase 555,180 shares of common stock at an average exercise price of $.24 per share. Also does not include shares that may be issued upon exercise of the warrants that will be issued as part of the Units.

Information about the Market for Our Securities

There currently exists no public trading market for our securities. We do not intend to develop a public trading market until our offering has terminated. There can be no assurance that a public trading market will develop at that time or be sustained in the future. Without an active public trading market, you may not be able to liquidate your investment without considerable delay, if at all. If a market does develop, the price for our securities may be highly volatile and may bear no relationship to our actual financial condition or results of operations. Factors we discuss in this prospectus, including the many risks associated with an investment in us, may have a significant impact on the market price of our common stock. Also, because of the relatively low price of our common stock, many brokerage firms may not effect transactions in the common stock.

In addition, it is likely that our common stock will be subject to rules adopted by the Commission regulating broker dealer practices in connection with transactions in "penny stocks." Those disclosure rules applicable to penny stocks require a broker dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission. That disclosure document advises an investor that investment in penny stocks can be very risky and that the investor's salesperson or broker is not an impartial advisor but rather paid to sell the shares. The disclosure contains further warnings for the investor to exercise caution in connection with an investment in penny stocks, to independently investigate the security, as well as the salesperson with whom the investor is working and to understand the risky nature of an investment in this security. The broker dealer must also provide the customer with certain other information and must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. Further, the rules require that, following the proposed transaction, the broker provide the customer with monthly account statements containing market information about the prices of the securities.

Selected Financial Information

Set forth below is our selected financial data as of and for our fiscal years ended December 31, 2000, and 1999 and as of and for the nine-month periods ended September 30, 2001 and 2000. This financial information is derived from our consolidated financial statements and related notes included elsewhere in this prospectus and are qualified by reference to these consolidated financial statements and the related notes thereto.

Statements of Operations Data:
	September 30		December 31
	2001	2000	2000	1999
Sales revenue	$ 123,718	$ 91,113	$ 516,738	$ 454,888
Gross profit	67,000	31,841	325,573	258,414
Loss from operations	(300,058)	(273,950)	(841,455)	(862,564)
Net loss	(319,131)	(264,321)	(811,514)	(846,010)
Basic and diluted loss per share	$ (0.03)	(0.04)	$ (0.10)	$ (0.20)
Basic and diluted weighted average common shares	10,000,244	6,691,946	8,277,868	4,128,133

Balance Sheet Data:
	September 30, 2001	December 31, 2000
Cash and cash equivalents	$ 19,400	$ 20,881
Working capital (deficit)	(640,733)	(304,908)
Property and equipment, net	89,645	61,709
Total assets	1,079,526	959,021
Current liabilities	1,364,046	1,055,158
Stockholders' equity (deficit)	$ (300,211)	$ (98,138)

Management's Discussion And Analysis Of Financial Condition
And Results Of Operations

The following discussion should be read in conjunction with our financial statements, the notes to those financial statements and other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking statements that reflect our plans, estimates, intentions, expectations, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth in the "Risk Factors" section and contained elsewhere in this prospectus.

EC Power LLC was formed as a Delaware limited liability company. Its members contributed $284,341 in cash into the LLC. In late 1997, the shareholders of Sorapec S.A., a French corporation, agreed to issue and sell to EC Power LLC and/or investors to be brought by EC Power LLC an aggregate number of 35,000 new shares of Sorapec. Subsequently, EC Power LLC acquired directly 22,255 new shares of Sorapec and arranged for a group of French investors to acquire 12,745 Sorapec shares with an agreement from those French investors that they would exchange their 12,745 Sorapec shares for membership interests in EC Power LLC (or its successor) when EC Power would be ready to go public. The combined 35,000 Sorapec shares acquired or to be acquired by EC Power represented approximately 90% of the 38,900 Sorapec shares outstanding.

EC Power LLC incorporated EC Power, Inc. in Delaware on March 25, 1999. On March 29, 1999, EC Power Inc. acquired all of the membership interests of EC Power LLC in exchange for 3,3324,693 shares of EC Power Inc. common stock. EC Power LLC's only asset at that time was the 22,255 shares of Sorapec. For accounting purposes, that transaction has been treated as an acquisition of EC Power Inc. by Sorapec and as a recapitalization of Sorapec. The historical financial statements prior to January 1, 1998, are those of Sorapec, giving effect to the acquisition as if the acquisition took place on January 1, 1997. In March 2000 the exchange with the French Sorapec shareholders was consummated, and 950,467 shares of EC Power Inc. were exchanged for the 12,745 Sorapec shares. EC Power Inc. also purchased additional shares of Sorapec for $25,000 and converted $989,684 of loans to Sorapec into Sorapec shares, which increased our ownership in Sorapec to 94%.

In April 1999 EC Power Inc. merged with Neft Acquisitions, Inc., a shell corporation having no assets or operations, and issued the shareholders of Neft 334,606 shares of common stock. EC Power, Inc. became the surviving entity.

Overview

We are engaged in the development and manufacture of proton exchange membrane fuel cells and bipolar nickel-zinc batteries through our French subsidiary, Sorapec. The technology has been developed over a period of years by Sorapec, which is considered a European leader in applied research and development in electrochemistry. During the past twenty-five years, Sorapec has been a party to over 100 patents and has undertaken over 300 research contracts for corporate accounts and government agencies such as Renault, Peugeot, Autosil, Electricite de France, the French state-owned utility, Commissariat a l'Energie Atomique, the French atomic energy authority, the French armament agency, and others.

In the proton exchange membrane fuel cell arena, we have focused on applications requiring portable power supply up to 2 kW to 5kW. We have identified a number of such applications in the oil & gas, military, back-up power, and outdoor recreation markets. However, we are accelerating our power scale-up to 50kW in consideration of the cooperation agreement we recently entered with Helion S.A. Because Helion's parent company, Technicatome S.A., operates in markets where it has identified a need for fuel cell systems of 50kW and over, this opportunity justifies that we adapt our plan accordingly.

Because of the large variety of end uses, we will focus on stack development and production, while our customers will integrate them into complete fuel cell systems, as Helion plans to do for its selected applications. This approach, and the ability to supply stacks in a broad power range, will allow faster market diversification. Once we establish our presence in a given market, through one or several system integrators serving such market, we will be able to react faster to new market opportunities, for instance in the residential and small commercial sectors.

We are also involved in the development of an advanced battery system because we believe that some applications are more likely to be powered by batteries than other power sources, at least in the foreseeable future. We further believe that nickel-zinc batteries, the technology that we are developing, has the potential to completely displace nickel-cadmium (Ni-Cd) batteries in large markets such as scooters, bicycles, cordless power tools, and other applications requiring small, high-performance, rechargeable batteries. Our immediate focus is to develop such a battery system for an electric scooter program pursued with Peugeot Motocycles (France), PML Flightlink (UK), Citelec (Belgium), and the University of Brussels in a 50% cost-share contract awarded by the EU.

EC Power was formed to acquire a controlling interest in Sorapec and to further the development of Sorapec's advanced technology in fuel cells and nickel-zinc batteries. To date, our existing stockholders in the aggregate have invested $2.7 million in cash and $550,000 in in-kind contributions (services paid in shares). Since inception, we have devoted substantially all of our resources toward the development of our proton exchange membrane fuel cell and nickel-zinc battery systems.

We are a product development company and expect to bring our first commercial products to market in the 2003 to 2004 time frame. We have derived most of our revenues from French and EU government research and development contracts. Substantially all of these government contracts related to proton exchange membrane fuel cell and nickel-zinc battery research and development, and the technology developed under these contracts is directly applicable to our product development goals.

Since inception, we have raised capital through the issuance of equity, formed co-development alliances, entered into several consortium arrangements, and, in the second quarter of 2001, entered into cooperation and license agreements with Helion. We completed our first proton exchange membrane fuel cell stack prototypes in late 2000. We expect to manufacture our first Ni-Zn battery prototypes by the end of the first quarter of 2002. We also expect to start setting up our pilot plant in mid 2002 and have pre-production manufacturing capabilities by late 2002. We do not expect significant product sales until 2003.

From inception through September 30, 2001, we incurred losses of $3,457,597. We expect to continue to incur losses as we expand our product development and commercialization program and prepare for the commencement of manufacturing operations. We expect that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial as a result of, among other factors, the number of systems we produce and supply for internal and external testing, the related service requirements necessary to monitor those systems and potential design changes required as a result of tests. There can be no assurance that we will manufacture or sell fuel cell and/or battery systems successfully or ever achieve or sustain product revenues or profitability.

Results of Operations

Comparison of the Twelve Months Ended December 31, 1999 and December 31, 2000

Revenues. We derived our revenues mostly from cost reimbursement government contracts relating to the research and development of proton exchange membrane fuel cell and nickel-zinc battery technology. These contracts provide for the partial recovery of direct and indirect costs from the related government agency, generally requiring us to absorb from 40% to 50% of contract costs incurred.

Contract revenues increased by 13.6% from $454,888 for the twelve months ended December 31, 1999 to $516,738 for the twelve months ended December 31, 2000. If we eliminate the effect of a 15.6% increase of exchange rate, revenues for 2000 were 31% above those for 1999. This relative increase is mostly attributable to the fact that 1999 revenues were adversely affected by government delays in granting certain contracts that we expected to secure in 1999, but that only were granted in 2000.

We started the period beginning January 1, 2000, with four on-going contracts, three of which were completed during the fourth quarter. They were replaced by three new contracts that started in the second and third quarter. We therefore ended the year with a workload of four on-going contracts, including three related to fuel cells and one to Ni-Zn batteries, and one outstanding proposal. The latter, whose grant process also suffered extensive delays, was finally awarded in May 2001.

Our application for a government loan to co-finance the construction of our proton exchange membrane fuel cell pilot plant was also delayed. It was finally awarded in June 2001. Under that contract, the French government will provide 40% financing with a long-term, interest-free loan. The Loan provides for repayment of 1/3 of the principal in 2007 and the other 2/3 in 2010.

We expect to continue to pursue government contracts that relate to the further development and commercialization of proton exchange membrane fuel cells and nickel-zinc batteries. Accordingly, we also expect to continue to incur losses on future government contracts awarded while we develop proprietary information that we expect will enhance our ability to commercialize our proton exchange membrane fuel cell and nickel-zinc battery systems.

We completed our first two self-funded fuel cell stack prototypes in late 2000. Additional prototypes will be produced in 2001, including units to be supplied in connection with our current contracts, units for Helion, and a unit for our internal development needs. Our consortium partners will integrate these stacks in complete systems for their respective applications. They will be expected to participate in field trials and evaluations designed to test system performance, market conditions, and customer preferences according to usage patterns, fuel availability, buying criteria, and regulatory matters. We intend to use this data to achieve optimal product design and speed commercialization and mass-market acceptance.

Cost of revenues. Cost of contract revenues includes compensation and benefits for the engineering and related support staff, fees paid to outside suppliers for subcontracted components and services, fees paid to consultants for services provided, and materials and supplies used; it does not include general overhead costs directly allocable to specific government contracts. Cost of contract revenue was $196,474 for the twelve months ended December 31, 1999 as compared to $191,165 for the twelve months ended December 31, 2000. Accordingly, our gross margins increased from 56.8% to 63.0%. It should be noted, however, that our gross margins are subject to wide fluctuations due to a number of factors. One is the fact that, in research, it is often difficult to accurately predict the time and resources that will be needed to complete certain tasks. Another important factor is the degree of task overlap between various contracts. The more concentrated our development work, the greater the likelihood that a number of tasks will be common to several contracts. Last, contracts with a higher labor cost relative to total cost generate better margins due to overhead allocation rules that are based on a percentage of direct labor costs.

We expect most of our original equipment manufacturing prototype customers will be willing to pay a premium for early system testing and evaluation. However, the cost to produce our prototype systems is likely to be higher than their sales price. We expect to continue to experience costs in excess of product sales until we achieve higher production levels, which we do not expect to occur until after 2004.

Research and Development. Research and development expense relates to self-funded research and development, excluding our share of the cost in cost-shared government contracts. For self-funded research and development, it includes direct compensation and benefits for the engineering and related staff, expenses for materials to build prototype units, fees paid to outside suppliers for subcontracted components and services, and supplies used; it does not include facility related costs and other general overhead costs.

Research and development expenses increased from $150,111 for the twelve months ended December 31, 1999 to $242,517 for the twelve months ended December 31, 2000. As a percentage of revenues, they increased from 33.0% for the twelve months ended December 31, 1999 to 47% for the twelve months ended December 31, 2000.

General and Administrative. General and administrative expense includes compensation, benefits, and related costs in support of our general corporate functions, including general management, finance and accounting, human resources, business development, information, and legal services. General and administrative expenses increased by 19.8% from $771,808 for the twelve months ended December 31, 1999 to $924,511 for the twelve months ended December 31, 2000. The increase resulted primarily from professional services used in connection with our private placements and the preparation of our initial public offering. We also began to accrue cash compensation for our American executives in the last part of 2000, instead of issuing shares to them as compensation.

Stock Compensation expense. Our total expenses and related net loss for the years ended December 31, 1999, and December 31, 2000, included compensation expense related to the issuance of options and warrants to officers, directors, and employees. Compensation expense related to the issuance of options and warrants was $390,353 for the year ended December 31, 1999 and $526,793 for the year ended December 31, 2000.

Loss from operations. The operating loss increased from $1,053,858 for the twelve months ended December 31, 1999 to $1,368,248 for the twelve months ended December 31, 2000. The increased loss was principally due to the greater stock compensation expense incurred in 2000, which offset the increase in gross profit.

Comparison of the Nine Months Ended September 30, 2001 and September 30, 2000

Revenues. Through September 30, 2001, our revenues were derived from three sources including: cost reimbursement government contracts relating to the research and development of proton exchange membrane fuel cell and nickel- zinc battery technology, limited product sales, and the front fee of a licensing transaction.

Contract revenues increased by 11.6% from $279,835 for the nine months ended September 30, 2000 to $312,367 for the nine months ended September 30, 2001. If we eliminate the effect of a 5.1 % increase of exchange rate, revenues for 2001 are 17.3% above 2000. This relative increase is mostly attributable to the fact that 2000 revenues were adversely affected by government delays in granting certain contracts that we expected to secure in the first half of 2000, but only came to grant later in that year and in 2001.

Product sales remain a small, yet growing, component of total revenues. The main reason is that the products we ship are not accounted for separately when they constitute one of the deliverable items under a government contract. This situation is changing as we start receiving orders for stacks and related test equipment. For the nine months ended September 30, 2001 we collected payments on a 2kW stack and on a test bench for which we recognized revenue of $25,076, an increase of 13% over the same period in 2000. Product sales are expected to increase more substantially in the fourth quarter as we complete the stack and test bench orders.

During the nine months ended September 30, 2001 our revenues also included a non-recurring amount of $442,839 for the front payment of a license sold to Helion S.A. As a result of this, total revenues for the period increased 158% over the same period in 2000.

Cost of Revenues. Cost of revenue, excluding license fee, was $249,697 for the nine months ended September 30, 2000 as compared to $158,516 for the nine months ended September 30, 2001. Accordingly, our gross margin decreased from 47.5% to 26%. The reason for the decrease is mostly attributable to the much higher material cost as a percentage of total contract cost as we cannot allocate any overhead to the material cost component

Research and Development. Research and development expenses increased from $114,899 for the nine months ended September 30, 2000 to $233,528 for the nine months ended September 30, 2001. As a percentage of revenues, excluding license fee, they increased from 38% for the nine months ended September 30, 2000 to 69% for the nine months ended September 30, 2001.

We expect to further increase our spending on research and development in the future to approximately $400,000 to $500,000 in order to accelerate the prototype production and testing program, to design our pilot-plant facilities, and to commence procurement of custom equipment. Beyond 2001, we plan to continue development activities related to performance improvements of our fuel cells and Nickel Zinc batteries, and to start planning our volume production plant.

General and Administrative. General and administrative expenses of $714,326 for the nine months ended September 30, 2001, excluding approximately $29,000 of non-cash expenses paid to a consultant, remained unchanged as compared to $715,998 for the nine months ended September 30, 2000.

Loss from Operations. Our operating loss decreased from $1,082,474 for the nine months ended September 30, 2000 to $627,260 for the nine months ended September 30, 2001. The decrease was principally due to the license fee earned in 2001, as well as the lower stock compensation expense incurred in 2001.

Stock Compensation: Our total expenses and related net loss include executive cash and non-cash compensation. Executive cash compensation for the nine-months ended September 30, 2001 was $209,991 as compared to $395,094 for the same period in 2000.

Liquidity and Capital Resources

Cash Flow Information. For the nine months ended September 30, 2001 and 2000, net cash used in operations was $572,113 and $526,770, respectively, an increase of 8.6% from 2000 to 2001. Net cash used in investing activities, the purchase of fixed assets, during the nine months ended September 30, 2001, was $74,374, up from $5,683 for the prior period. During the nine months ended September 30, 2001 and 2000, cash from financing activities included borrowings of $420,932 and $0, respectively, before note payable payments of $65,926 for the nine months ended September 30, 2001 and $70,620 for the nine months ended September 30, 2000. Additionally, net cash from financing activities included net proceeds of $820,400 from the sale of common stock during the nine months ended September 30, 2000 and $290,000 during the nine months ended September 30, 2001.

For the year ended December 31, 2000, and 1999, net cash used in operations was $813,994 and $868,964, respectively. Net cash used in investing activities in the year ended December 31, 2000, for the purchase of fixed assets was $13,145 compared to $16,876 in the prior year. In fiscal 1999 we also made a $46,927 investment in Neft Acquisition pursuant to the merger with it. During the years ended December 31, 2000, and 2001, cash from financing activities included borrowings of $56,391 and $356,606, respectively, before note payments of $84,810 for the period ended December 31, 2000. We also received $820,400 in the year ended December 31, 2000, from the sale of common stock, and $632,296 from the sale of common and preferred stock for the year ended December 31, 1999.

Future Liquidity Considerations. At September 30, 2001, we had cash and cash equivalents of $19,400, and a working capital deficit of $640,733. Our independent auditors have included in their audit report an explanatory paragraph that states that our recurring losses from operations raise substantial doubt about its ability to continue as a going concern. We have generated operating cash losses from 1997. Additionally, we require and will continue to require cash to fund the net losses and capital requirements associated with our planned growth. The cash required to fund such activities will be substantial and beyond what we currently hold in cash and cash equivalents. Management believes that approximately $2,600,000 of cash will be required to fund planned operations for the next twelve months.

Our receivables of $621,290 at September 30, 2001, are primarily from major corporations and the French government. Our accounts payable and accrued expenses were $581,342 as of September 30, 2001.

We have financed our operations to date primarily through the private sale of equity securities and borrowings from our shareholders and other parties. During the year ended December 31, 2000, we sold 3,571,672 shares of our common stock for $936,000 in cash and forgiveness of indebtedness.

Since we began operations, we have experienced a shortage of working capital. We need additional working capital in order to support our growth.  We are depending upon the proceeds of the Primary Offering to supply us with needed working capital. Unfortunately, since we are conducting the offering ourselves, we are uncertain that the Primary Offering will be successful in providing us with the needed funds. It is likely that additional financings will be necessary in the future, which may involve either the sale of additional equity or debt. In either case, the terms of future financings could have an adverse effect on the value of our securities.

Our working capital needs continue. In the first quarter of 2001, we sold 300,000 shares of our common stock for $300,000 and borrowed $45,000, primarily from institutional investors. We also owed $253,215 to officers, directors, and other related parties. Management believes that those persons would extend their loans until we are able to pay them if they are not converted. However, approximately $150,000 from the proceeds of the Primary Offering may be used to pay accrued compensation, but only from the proceeds of the Primary Offering that exceed $1,500,000.

In May 2001 we received a license fee of approximately $500,000 from Helion SA. We used those proceeds to reduce our accounts payable.

In June 2001, we received approval of a loan from the French government pursuant to which it will reimburse us 40% of the cost of building our pilot manufacturing facility for the fuel cell stacks. The loan involved Sorapec, as the prime contractor on the project, Bertin Technologies, and ECA, and provides, among other things, a loan of up to 1,051,648 Euros to Sorapec. 5% of the loan has been made. 75% of the loan will be paid in three progress payments; and the final 20% of the loan will be paid upon completion of the project. Sorapec must repay 1/3 of the loan in 2007 and the other 2/3 in 2010.

Management anticipates that if we receive net proceeds from the Primary Offering of at least $1,900,000, together with internally generated funds from operations and the French government loan, we will be able to meet our presently projected cash and working capital requirements for the next 12 months. The minimum offering is $1,200,000. Pending use of the proceeds, we intend to invest the net proceeds of the offering in investment grade, interest-bearing securities. See "Use of Proceeds" for a more detailed discussion of our expected use of proceeds.

Our Background

Sorapec has been a contract research firm since its formation in 1974 as a French corporation. Our customers have included government agencies, military organizations, and major corporations such as battery manufacturers, automobile manufacturers, and other OEM end-users. Our applied research, testing, and problem solving activities supported us over the years and have earned us a strong position in our field in Europe. Contract research and development, however, is a cyclical business and we decided to reduce our dependency on third-party R&D outsourcing budgets by developing and bringing our own proprietary products to market.

In late 1997, the shareholders of Sorapec sold to EC Power, LLC. and a group of investors brought by EC Power, LLC. a 90% interest in Sorapec. Key employees of Sorapec held the balance of the shares. EC Power LLC had been formed to serve as a vehicle to effect this transaction. Subsequently, EC Power was restructured as a corporation in March 1999. In an attempt to obtain liquidity for its shareholders, it then merged with a publicly owned Delaware corporation, with EC Power the surviving corporation. See "Transactions with Management and Others" for a more detailed description of these transactions.

Business

Overview

We are engaged in the development of bipolar nickel-zinc batteries and proton exchange membrane fuel cells. We are completing the commercial development of several proprietary products, including bipolar nickel-zinc batteries for selected applications and small proton exchange membrane fuel cells. We intend to commercialize our nickel-zinc batteries through manufacturing joint ventures or licensing. We intend to manufacture our own fuel cell stacks.

The growth of the battery industry is being fueled by the ever increasing demand for portable power sources, particularly high-performance rechargeable batteries for products such as notebook computers, cellular phones, camcorders and cordless power tools on the one hand, and scooters and bicycles on the other. We believe that the market for electrochemical devices, including batteries and fuel cells, is going to experience an even more dramatic expansion when some of the technologies currently under development finally bring viable solutions to powering electric cars, scooters, and bicycles, providing distributed power to remote sites, and storing photovoltaic and other forms of renewable energy. The market demand for lighter and more compact batteries to power electric scooters and bicycles is expanding rapidly and we believe that a market for our company's bipolar nickel-zinc battery for such applications will develop commercially over the next two to three years. We plan to introduce a proprietary bipolar nickel-zinc battery system and to license several other technologies that we believe can substantially enhance the performance of other battery systems.

We believe that applications for small-scale fuel cell systems to generate electricity for niche markets such as remote field instrumentation (oil and gas exploration), military battlefield use, fishing boats and yachts, municipal equipment, and others, will materialize as soon as commercially viable fuel cell products are available. We are planning to gradually increase the size class of our fuel cells from 2kW, which we plan to reach by the end of 2001, to 50kW by the end of 2003.

Recognizing the global nature of the business, the diversity of its end-user and geographic markets, and the magnitude of the industrial and marketing investments that would be required to effectively address these markets, we will seek to secure co-development funding from partners and equity interests in manufacturing joint ventures, thereby diversifying the technological risk and minimizing our capital requirements.

We intend to establish our own manufacturing capability to produce fuel cell stacks, that is, groupings of cells to achieve the electrical characteristics required by each application. Towards this goal, we are in the planning stage to build a pilot plan, an intermediate step before going into volume manufacturing.

Our Fuel Cell Business

How Fuel Cells Work

A fuel cell is a device that combines hydrogen derived from a fuel such as natural gas, propane, methanol or gasoline, and oxygen from the air to produce electric power through electrochemical reactions, without combustion. The type of fuel cells that we are developing technology for consists principally of a paper-thin membrane sandwiched between a positive and a negative electrode; this basic assembly is referred to as the membrane-electrode assembly. Each of the electrodes is coated on one side with a platinum-based catalyst. Hydrogen fuel is fed into one electrode and air enters through the other electrode. Induced by the platinum catalyst, the hydrogen molecule splits into two protons and two electrons. The electrons from the hydrogen molecule are conducted around an external circuit, creating an electric current. Protons from the hydrogen molecule are transported through the membrane and combine at the electrode on the opposite side, with the electrons and oxygen from the air to form water and produce heat.

To obtain the desired level of electric power, individual fuel cells are combined into a fuel cell stack. Increasing the number of fuel cells in a stack increases the voltage. Increasing the surface area of the cells increases the amount of electricity they produce.

Membrane-Electrode Assembly

The membrane-electrode assembly is the most fundamental element of a cell, since it is the site of the reactions that produce electricity. Its design has a major impact on the voltage and amount of electricity it produces, and therefore on the performance and cost of the fuel cell. While the basic principle of operation is straightforward and easy to understand, there are a number of physical mechanisms that must be accommodated and synchronized in order for the cell to work. Optimizing its performance is a complex challenge that involves trade-offs between conflicting requirements.

The membrane-electrode assembly also represents a major cost factor because it contains two expensive materials: the polymer membrane and the platinum catalyst. Efforts to reduce costs are therefore focused on finding new, lower-cost membrane material and at finding substitutes for platinum or reducing the amount of platinum used in the cell.

Our research work has long been dedicated to gaining a better understanding of the different mechanisms and parameters that affect the operation and performance of these assemblies. Our findings have guided us in our search for new formulations, material structures, bonding methods, and assembly techniques. We have already achieved significant improvements in cost and performance. We believe that the innovations for which we have recently applied for patents, will allow us to further increase the power density of our cells by a factor of two to three.

Our participation as co-contractor in government contracts aimed at finding new, improved and/or lower cost membrane materials gives us an opportunity to be on the forefront of membrane work in Europe, to experiment with the most promising innovations in this area, and to augment our skills in membrane-electrode assembly efficiency.

Bipolar Collector

As the name implies, a collector collects the electrons on the surface of one electrode and distributes them to the surface of the other electrode. In a typical stack configuration, collectors are sandwiched between the positive and negative electrodes of adjacent cells. Collectors also provide the serial connections between cells, collecting electrons from one positive electrode to feed them to the negative electrode of the adjacent cell: hence their "bipolar" designation. Collectors are usually made of graphite, but because graphite collectors are thick, heavy, brittle and costly to machine, many attempts have been made to use other materials and/or fabrication methods, but each has shortcomings. In all cases, collectors remain a major factor in the overall cost and weight of the cells.

To address these issues, we have developed new, lower-cost collector designs. One consists in using a plastic plate through which stainless steel needles are inserted, using standard printed circuit board manufacturing methods. The needles are in contact with the electrodes on both sides of the plastic plate, thereby providing means to collect the electrons from the negative electrode and conducting them to the positive electrode of the adjacent cell. This design provides a lighter and less expensive collector with lower electrical resistance amongst other advantages. An even newer design, for which we have recently filed a patent application, has evolved from the needle collector approach. It combines the advantages of discrete collection of charges with those of a molding manufacturing process.

Our Background in Fuel Cells

We began our involvement in fuel cells in 1984, when the European Space Agency awarded us a contract to study alkaline fuel cells for space applications. Since then, our focus has been on proton exchange membrane fuel cell technology, a field in which we have been granted a number of contracts over the years, under various European programs, by various French government agencies, and by the French Navy. This work has allowed us to gain significant expertise in the core technologies of proton exchange membrane fuel cells and membrane-electrode assemblies and collectors, both of which have a critical impact on performance and costs of fuel cells. We now intend to use this expertise to become a fuel cell stack manufacturer.

We have substantially reduced the cost and weight of our fuel cell stacks, such that we estimate that our current design costs are 20% less than fuel cell stacks made with "standard" industry materials. We believe that we will be able to further substantially reduce costs of our fuel cell stacks.

We completed the assembly of our first stacks in December 2000, with power ranging from 300W to 1kW. In 2001 we designed and constructed a 2kW stack for deep underwater application pursuant to one of our contracts. We also build a 2kW unit for Helion, which was shipped late in 2001. We are negotiating several additional orders.

While our first stacks are built with machined graphite collectors, we are actively working on the fabrication process of our new collector design. We are subcontracting to one of the government labs, whose expertise is in advanced materials, the development of a conductive composite material meeting the requirements of our new collector design. When the latter is completed, we will incorporate the new collectors in our stacks.

We plan to set up a pilot plant to produce stacks in the south of France, in an existing facility to be rented by us, near the facilities of our development partner, Helion, S.A. The plant will have a production capacity of 10,000 kilowatts per annum, which we expect to meet our production volume requirements until the end of 2003. Engineering work, equipment, and facility improvements will cost an estimated $2.8 million. We have received approval of a loan from the French government to finance 40% of this cost through long-term, interest-free loans. The plant design and initial procurement activities are in progress. We expect that the facility will be operational by May 2002. In our migration from a laboratory activity to a full-fledged industrial one, the pilot stage will allow us to finalize the manufacturing processes and specify machinery for volume production. Furthermore, it will support our immediate needs for prototypes and pre-production units for our partners, for evaluation by potential original equipment manufacturers, and initial sales in targeted markets. We expect to move to a larger industrial facility in 2005.

The pilot plant project, which benefits from a French government financial assistance program, includes the collaboration of two affiliates of Groupe Finuchem S.A., Bertin S.A. and ECA S.A., which provide various engineering services. Bertin assists us with the design of fuel cell gas, heat, and water management systems, while ECA will work with us on manufacturing processes and equipment.

A complete fuel cell system includes a stack and various peripheral equipment whose functions are to supply hydrogen and air to the stack at the designed pressure and moisture content, and to evacuate the by-products, which include water and heat. Our plan is to supply our fuel cell stacks to systems integrators, who will integrate them into complete fuel cell systems, ready for an original equipment application. In our cooperation agreement with Helion, Helion will act as system integrator for systems aimed at its markets in marine and urban transportation equipment. See "Key Relationships", below, for a more detailed description of our agreement with Helion.

Market Overview

During the past few years, the fuel cell, first invented some 160 years ago, has undergone a resurgence. Until the 1980's, fuel cells, which convert hydrogen and oxygen directly into electricity and heat, were used only in special niches such as space technology. But with easier availability of new materials and manufacturing techniques, combined with global concerns over adverse environmental impacts of continued reliance on fossil fuels, and consequent regulations to phase in ultra low and zero emission vehicles, efforts to commercialize this technology have accelerated on an international scale.

The automobile industry, in particular, expects that a combination of the proton exchange membrane fuel cells and electric drives will provide a more environmentally compatible alternative to the internal combustion engine. Proton exchange membrane fuel cells also have a large market potential in small-scale stationary power applications. The market for small-scale power is being driven by the trend toward distributed generation, where power is generated near or at the end user's location, thereby reducing dependence on the electric transmission and distribution grid. To the extent these end users are located in urban environments, the environmental attributes of the fuel cell are especially desirable.

In addition, proton exchange membrane fuel cells are well suited to a number of applications where batteries are the incumbent technology, particularly where the application is remote or difficult to access. Whereas a battery's ability to produce electricity is limited to the amount of energy stored in it, a fuel cell will operate as long as it has a supply of hydrogen, just as an internal combustion engine keeps running as long as it is supplied with gasoline or diesel fuel.

Target Markets

Following our recent cooperation agreement with Helion, we are expanding to 50kW the power range of our short-term development plan. Accordingly, our objective is to complete our first 50kW unit by the end of 2003. This scale-up program will be done in steps from the 2kW size class that we plan to reach by the end of this year, to 5kW, then 20kW, and finally 50kW. This approach is guided by technical as well as commercial considerations.

We intend to target small-scale units toward military and civilian applications. Military uses include jeep-mounted systems to recharge individual battery packs in field operations. Near-term commercial applications include powering remote instrumentation, such as seismic detector for oil and gas exploration, downhole equipment for offshore platforms, underwater drones and unmanned submarines. We focus on these applications because they are not price-sensitive, the advantages provided by fuel cells being considered of much greater importance than their capital cost. Furthermore, these applications allow, or require, the use of pure hydrogen stored in cylinders, thereby simplifying the fuel supply system. We have also had discussions with municipal users for powering street sweepers and park maintenance vehicles. A successful outcome in one or more of these applications may open opportunities elsewhere, both civilian and military. Of course, there can be no assurance that we will be able to make any sales of our small fuel cells.

In the 2 kilowatt to 10-kilowatt range, there is a need to supply electricity to remote residential sites too costly to connect to the electricity grid. This need is obvious in the developing world. For example, the World Bank estimates some 2 billion people are without electricity altogether and another 1.5 billion have access for less than 4 hours per day. Building these larger units will be the next logical development phase, which we intend to address in cooperation with companies involved in fuel reforming technology so as to allow the use of hydrocarbon fuels such as natural gas or propane. The technology to "reform" or produce hydrogen from gas, propane and other fossil fuels for stationary uses is already available but is still quite expensive.

In the 50kW size class, which can address larger power requirements by connecting several 50kW units, we plan to support Helion's needs for applications in the markets that they already serve, in particular, submarine propulsion and urban transportation.

While we will not target the electric vehicle sector for the near term, we intend to continue to work with the French automakers and others to be in a position to enter the market, once issues relating to reforming technology, fuel supply delivery, and fuel storage infrastructure have been resolved by the major energy and automobile companies.

Competition

A number of domestic and foreign companies are engaged in the development of fuel cells, including proton exchange membrane fuel cells, but we believe that none of the proton exchange membrane fuel cell products are yet in commercial production. Ballard Power Systems, Inc. is generally considered to be the world leader in the development of proton exchange membrane fuel cells. Ballard's products are currently being tested by most of the major automakers to develop zero-emission vehicles. During 1999, Ford and DaimlerChrysler invested a total of $1.1 billion into Ballard to spin off a new subsidiary, Xcellsis Fuel Cell Engines, which has the exclusive rights to Ballard's fuel cell technology for the automotive sector. Xcellsis is already providing prototypes for Ford's P2000 and DaimlerChrysler's NECAR 4 hydrogen-powered electric vehicle. Ballard also sells fuel cells to Nissan, GM, Honda, and Toyota - the latter three companies that also have their own fuel cell engine systems.

While Ballard is substantially more advanced than we are in its proton exchange membrane fuel cell system development, the performance of our cells is identical to that of Ballard's, based on comparative tests performed by the French atomic energy agency. For the reasons described above, we believe that our fuel cell design has certain competitive cost advantages relative to Ballard's.

We are aware of several public and private companies in the United States with proton exchange membrane fuel cell product offerings, including International Fuel Cells (a subsidiary of United Technologies, Inc.), Energy Partners, Proton Energy Systems, Plug Power, H Power, Electrochem, Avista Labs, General Motors, DCH Technology, Manhattan Scientifics, and DAIS-Analytics. We have also identified two companies in Europe Siemens A.G. in Germany and DeNora in Italy. In Japan, we believe that Matsushita Electric Industrial Co. Ltd., Honda, and Toyota are involved in proton exchange membrane fuel cell development.

Although there is no shortage of companies, many of them quite large, involved in bringing proton exchange membrane fuel cells to market, their proprietary position is often in areas that differ from ours. For example, in the area of membrane electrode assembly and collector technology, we believe that we hold a highly competitive position, evidenced to an extent by our patent portfolio. Moreover, a number of the participants in the fuel cell market represent potential strategic partners, investors, and customers for our fuel cell stacks.

Research and Development Contracts

We have been consistently invited to participate in French and European proton exchange membrane fuel cell programs, two of which were completed in 2000, one of which was completed in 2001, and four of which are currently in progress. All are French government contracts. They include:
*	A 3-year membrane development program which ended in November 2001;
*	Another 3-year membrane development contract that was granted in May 2000;
*	An electrode development contract that was granted in August 2000; the first phase was completed in the third quarter of 2001; we expect a second phase to be granted in early 2002;
*	A contract granted in May 2001 to develop a fuel cell system for use on the ocean floor and.
*

The second phase of a program to develop an underwater fuel cell system for application in offshore oil production. The initial feasibility study was satisfactorily completed in late 2000; funding for a second phase of this program, which includes the production of a 2kW prototype, was granted in March 2001

In such contracts, which typically involve several co-contractors organized in a consortium, consortium members keep the exclusive ownership of their pre-contract intellectual property and they own the rights to any innovation they make in the performance of the contract. If several members jointly make an innovation, they share the rights to such innovation. The French government reserves the right to use technology developed in connection with this program for defense purposes only.

Key Relationships

We have enjoyed long-standing relationships with companies such as the French automakers, and with government entities such as the French Atomic Energy agency through a number of its laboratories. For many years, when we operated as a contract research firm, they were simply clients of ours, entrusting us with their repeat business. With our new corporate strategy to become a stack manufacturer, these relationships have evolved into co-contracting relationships in consortia formed to bid for, and execute, government contracts. Today, for instance, the automakers are fellow consortium members in 2 of our ongoing contracts, and the Atomic Energy agency in four of them. As we become more established in manufacturing, we believe we will have opportunities to capitalize on these long-term relationships to form alliances or joint ventures.

During the past few years, we have developed close work relationships with some of the companies mentioned earlier, particularly Bertin which is closely involved in some aspects our stack development in a subcontracting capacity. We believe that these relationships have the potential to mature into longer-term business arrangements.

More recently, in April 2001 we entered into a formal cooperation agreement with Helion S.A., a wholly owned subsidiary of Technicatome S.A. Technicatome is a system integrator with activities in a broad range of sophisticated engineered systems and in electronics, measurement and controls. It is active in the defense industry (surface vessels and submarine propulsion), in research operations (including nuclear reactors), in transportation, and in the environmental sector. Technicatome determined that there was a substantial demand for fuel cells in applications related to its markets. Accordingly, it formed Helion to research, design, improve, manufacture, and sell fuel-cell generators. Helion and Sorapec agreed to cooperate with each other to create and perfect a fuel cell incorporating a stack that meets certain technical and operating requirement to be established by the parties.

In May 2001, Sorapec also entered into a licensing arrangement with Helion that gives Helion the exclusive right to exploit 5 of Sorapec's patents to produce stacks for its specified applications, for the life of the patents. The license extends to two markets: the naval market and the urban mass transit market. The license is worldwide, in those two markets. Helion paid Sorapec an initial licensing fee of 500,000 Euros. It will also pay Sorapec royalties based on a percentage of its sales of fuel cell stacks produced under license. The royalty arrangement is subject to a confidentiality agreement between Sorapec and Helion. Helion must achieve minimum production quantities in order to retain the exclusive rights, beginning in 2004. The license also gives Helion the right of first refusal to acquire the patents.

We believe that these agreements constitute an endorsement of our technology by a qualified group, which gives us access to markets in which it has a strong presence. Our relationship will further facilitate our transition from a laboratory-based activity to an industrial one. This led us to decide to locate our pilot plant in the south of France, as mentioned earlier, nearby Helion's own facility, to promote the interactions between our two teams.

Our Battery Business

A battery is an electrochemical apparatus used to store energy and release it in the form of electricity. There are two types of batteries, primary and secondary. A primary, or disposable, battery is used until discharged and then discarded. A secondary, or rechargeable, battery can be recharged and used again. Our nickel-zinc batteries are rechargeable.

The nickel-zinc couple has long been known to offer various advantages over other battery technologies, notably its higher energy density and much lower cost. However, until recently, its very short life has prevented its commercial use. After five years of research, we have succeeded in overcoming this limitation.

Our development work in bipolar battery architecture has been instrumental in eliminating the phenomena that affected the life of these batteries, namely the contamination of its nickel electrodes and the formation of growths, referred to as dendrites, on its zinc electrodes which caused short-circuits. As applied to battery electrodes, the term "bipolar" refers to a design that provides several advantages over traditional "monopolar" electrodes. One is the uniformity of the electric field, which allows: (i) a more uniform consumption of the active materials of the electrodes, thereby extending their life and (ii) charges and discharges under high power. This design also yields substantial gains in weight, size, and manufacturing cost because the connections between electrodes are considerably simplified and the collectors are lighter.

While we have been working on bipolar architectures for several years, we have made several recent innovations, for which we have applied for patents, which we believe will have a substantial impact on cost and will resolve a challenging production problem related to the sealing of the batteries.

We are conducting our development work on 6 volt /12 Ampere-hour prototypes. We are also building 36 volt / 24 Ampere-hour units for our European e-scooter contract. We expect to test these units by March/April 2002. Prototypes using our new "surmoulage" assembly technique are expected to be completed by late June 2002.

Later in 2002, we will set up a battery prototype shop within our current research building. Since cycling batteries is a time consuming process which cannot be compressed, increasing the number of test benches and stations will allow us to run multiple tests simultaneously and therefore to accelerate the overall program. The equipment and facility improvements for the battery prototype shop will allow us to produce samples for evaluation by prospective licensees and joint venture manufacturing partners.

Our plan is to form one or several manufacturing joint ventures with companies already well established in the battery business. While we intend to keep the manufacturing of our proprietary bipolar electrodes in-house, major battery manufacturers are better positioned to produce and sell complete batteries for specific geographic and product application segments. Towards this goal, we will first identify original equipment manufacturers interested in exploring the use of nickel-zinc batteries in their products; we will secure battery specifications from such manufacturers; and we will then produce and deliver samples for their technical evaluations. If entry into a specific market segment proves too costly, we will consider a straight licensing arrangement for such a segment.

Target Markets

There are many types of batteries on the market today, including lead-acid, nickel-metal-hydride, nickel-cadmium, lithium-ion, plus others that are more developmental in nature, including zinc-air and nickel-zinc. Each battery technology has unique characteristics as to cost, performance, life and toxicity.

Nickel-zinc cells offer greater storage capacity than the commonly used lead-acid and nickel- cadmium systems, and are especially suited to high power applications involving high discharge rates, for instance to provide acceleration to a vehicle. Other systems, such as nickel magnesium hydride and lithium-ion, suffer from significantly higher material costs and offer little performance advantage over nickel-zinc. Accordingly, we believe nickel-zinc has the potential to completely displace nickel-cadmium in large markets such as scooters, bicycles and hand-held power tools as well as smaller scale applications requiring small, high-performance rechargeable batteries.

These batteries represent a $6 billion market segment, one third of which is supplied by nickel- cadmium batteries, with an annual growth rate of 7% to 11%. Such growth rate, however, does not account for the emerging electric vehicle market, starting with two-wheel vehicles, whose battery requirements are expected to add $12 billion to the size of a market segment in which bipolar nickel-zinc batteries will be a leading contender.

We intend to target those specialized markets where nickel-zinc has major performance advantages, and where we believe we can build a profitable business without depending on the largest, most competitive segments. Our planned product offering will include:
*	Small batteries with capacities under 10 amperes per hour for portable electronic devices, for instance cellular phones or laptop computers.
*

Larger batteries with capacities over 20 amperes per hour for 2-wheel and 4-wheel electric vehicles. There is already an emerging market for electric scooters in Europe (Peugeot and Piaggio produce about 2,000 units per year for instance), and especially in Asia. We intend to initially focus on Asia where efforts to reduce pollution from vehicular traffic in cities is intense.

Competition

In the United States, we know of only one company that is developing and producing nickel-zinc batteries, namely Evercel, Inc. We believe Evercel is at an advanced stage of development of a monopolar nickel-zinc battery and that some of its products have reached the commercialization stage. We believe, however, that our design and bipolar electrode architecture could provide us with a significant competitive advantage vis-a-vis Evercel.

In Japan, Yuasa, Sanyo Electric Co., Ltd. and Japan Storage Battery are believed to be pursuing nickel-zinc battery technology, but we believe that this work is still at the laboratory stage. In Korea, the Samsung Advanced Institute of Technology is developing nickel-zinc batteries for electric vehicle applications. However, there can be no assurance that other companies, some of which may have significantly greater resources than us, are not developing, or will not engage in the development of nickel-zinc batteries.

Our Company's nickel-zinc batteries will also compete with more established battery technologies, including nickel-cadmium, nickel-magnesium hydride, and others which are produced in large quantities by major companies, and which benefit from cost advantages associated with large volume production.

Research and Development Contracts

We have been pursuing, and will continue to pursue; government contract opportunities whose scope of work relates to furthering the development of nickel-zinc systems or components of strategic value. The most significant program involves the development of an electric scooter.

We are a member of a consortium including Peugeot Motocycles, one of the largest scooter manufacturers in Europe; PML Flightlink, a UK company that manufactures a proprietary drive system for battery-powered vehicles; Vrije Universiteit Brussel, Belgium's premier center for research on electric and hybrid vehicles; and CITILEC, an association of 60 European cities interested in the use of electric vehicles. The consortium was awarded a 3-year European Union contract that was signed during April 2000. Under the contract, the consortium will develop a zero emission electric scooter for application in urban centers. We will supply the bipolar nickel-zinc battery for the scooter.

Each party to the consortium agreement will retain the exclusive rights to the technology it owned at the inception of the contract and to innovations it makes during the course of the contract. Should a patentable innovation be made jointly by several parties, they will share the ownership of such patent in proportion to their estimated percentage of contribution.

Key Relationships

As in our fuel cell business, we have had longstanding client relationships with companies such as Exide and Leclanche, through their respective French subsidiaries, and Autosil in Portugal. We completed a European contract in a consortium with Autosil and others in the last quarter of 2000. We also completed client engagements from Exide and Leclanche a year earlier and we do not have any current on-going project with them. We believe, however, that these former clients or fellow consortium members represent a pool of prospects for future business relationships.

Our fellow consortium members in the European e-scooter program are important relationships to us, particularly Peugeot Motocycles and PLM Flightlink. Peugeot elected to join this consortium with us after it unsuccessfully searched for a battery system meeting its requirements. We believe that if the program is successful, Peugeot will support our search for a manufacturing arrangement.

As stated earlier, we plan to initiate a systematic search for licensing prospects as soon as we have prototypes, costs, and performance data available. Consistent with our marketing plan to initially target the electric scooter and bicycle market, we will focus our search on regions with the largest potential, namely Asia and India. We signed representation agreements with two organizations, for China and India respectively, to assist us in this endeavor.

Environmental, Safety, And Regulatory

Nickel-zinc batteries are more environmentally acceptable than other commonly available rechargeable battery systems. Nickel-zinc batteries contain no cadmium, mercury, or other highly toxic materials that are difficult to dispose of under current environmental regulation. We anticipate very little waste generation due to the simple manufacturing technology utilized. There are no effluents in wastewater. Electrode materials can be reprocessed and reutilized in the process, thereby producing low levels of waste. The solvent used in the electrode production process can be reclaimed, purified, and reintroduced into the manufacturing process with low levels of waste.

Patents

We currently have thirteen patents that have been granted and three additional patents that are pending or have been filed in France. We have also made filings for eight of those patents in the United States, Canada, major European countries, South Korea, and Japan. Those patents cover innovations in fuel cells, including a proton electron membrane fuel cell precursor, a bipolar collector for fuel cells, active layer for proton electron membrane fuel cells electrodes, and improvements in membrane electrode assemblies for proton electron membrane fuel cells; and in battery technology, including a method to cool bipolar batteries, improvements in nickel-zinc batteries, a bipolar electrode for alkaline batteries, a method to seal cylindrical nickel-zinc batteries, electrically rechargeable air-zinc batteries, long-life, sealed lead-air batteries, a bipolar collector for lead batteries, and improvements in nickel-zinc cells. Helion has acquired the exclusive right to two of our patents for use in the marine and urban mass transit markets.

Facilities

Our principal executive offices are located in New York, New York, in an office we lease from Ridgewood Group International, Inc. Mr. Potter, our Chairman, controls Ridgewood. We pay Ridgewood $2,000 per month, plus out-of-pocket expenses.

In France we lease a building in Fontenay-sous-Bois, a suburb of Paris, France. This facility houses our offices, labs, and workshop, and consists of a total of 5,950 square feet under a lease that expires in November 2006, but which we can cancel in November 2003. The rental cost for this facility is approximately $20,000 per quarter. We believe that the current facility will accommodate our anticipated growth through at least December 2002.

Employees

As of September 30, 2001, we had a total staff of 19 employees, including Mr. Morin in the United States; and 14 full-time employees in France, consisting of 5 engineers, 6 technicians, and 3 management/administrative. In addition, we have 2 part-time employees in France and 2 part-time employees in the U.S. We consider our relations with our employees to be good.

Legal Proceedings

Sorapec has been operating under a Plan of Reorganization supervised by the French Bankruptcy Court since February 1998. In October 2001, we made the final installment payment to our creditors, and all our commitments under the Plan have now been met.

A softening market for contract research in 1996 and 1997, compounded by the cancellation of a major nickel-zinc research program in early 1997, caused Sorapec to become unable to meet its financial obligations. Accordingly, Sorapec filed a voluntary bankruptcy petition with the Creteil Commercial Court on August 1, 1997. Following a hearing, the court authorized the "Redressement Judiciaire" course of action, which is similar to Chapter 11 in its objective to reorganize the business. Sorapec submitted a plan to the court in early December 1997, and the court confirmed it on February 5, 1998.  The reorganization plan provided for the immediate repayment of all privileged creditors and the repayment in full of all other creditors in four equal payments over the following four years. With the last installment payment made in October 2001, Sorapec has now met all of its obligations under the plan.

We may from time to time be involved in legal proceedings in the ordinary course of our business. Except for the bankruptcy proceeding described above, we are not currently involved in any pending legal proceedings that, either individually or taken as a whole, could harm our business, prospects, results of operation, or financial condition.

Management

Directors, Executive Officers, and Key Employees

The name, age, and position with us of each Director, executive officer and key employee is as follows:
Name	Age	Position
William J. Potter	53	Chairman, Chief Financial Officer, and Director
Michel L. Morin	59	President, Chief Executive Officer and Director
Bernard Nicolas	67	President of Sorapec and Director
Peter Schaedeli	59	Director
Patrick J. Vayn	57	Director

William J. Potter - Chairman, Chief Financial Officer, and Director. Mr. Potter co-founded EC Power in March 1999, and he has been the Chairman of our board of directors and our Chief Financial Officer since then. Mr. Potter has been the President of Ridgewood Group International Ltd., a private investment bank, and the President of its broker-dealer affiliate, Ridgewood Capital Funding, Inc. since 1989 when he founded both firms. Prior to 1989 Mr. Potter was Managing Director International for Prudential Securities and a director of various Prudential affiliates. Mr. Potter serves as Finance Committee Chairman and Director of the National Foreign Trade Council in the U.S. and he is a director of the First Australia Fund and the First Australia Prime Income Fund (AMEX listed), the First Commonwealth Fund (NYSE listed) and First Australia Prime Income Fund (TSE listed). He is an advisor and director of companies affiliated with Guardian Capital Ltd. (TSE listed) and he is on the board of several other public and private corporations. He holds an MBA from Harvard University and an AB from Colgate University.

Michel L. Morin - President, Chief Executive Officer and Director. Mr. Morin is one of the co-founders of EC Power, Inc. and he has been Chief Executive Officer and one of our directors since March 1999. Mr. Morin has been Managing Director of Ridgewood Group International Ltd. since 1995. Prior to joining Ridgewood, he was Director of Corporate Development of Parsons & Whittemore, Inc., and President and Chief Executive Officer of Cencit, Inc., a high-technology R&D company. Mr. Morin has been engaged in corporate development and cross-border technology deals for over 20 years, in senior management positions, in advisory roles and as management consultant. Mr. Morin earned a French graduate degree in aeronautical engineering from E.N.S.M.A. and a Master of Science degree from M.I.T.

Bernard Nicolas - President of Sorapec and Director. General Nicolas has been Chairman and President of Sorapec since August 1998 and he has been a director of EC Power, Inc. since March 1999. He previously served as Managing Director of GIFAS, the French Aeronautics and Space Industry Association, from 1987 to 1998. Prior to joining GIFAS, he had a distinguished career in the French Air Force from which he retired with the rank of General. General Nicolas was awarded several prestigious military decorations including the Legion of Honor. He earned an engineering degree from "Ecole de l'Air", the French Air Force school, and he graduated from the French Air War College.

Peter Schaedeli - Director. Mr. Schaedeli has been one of our directors since February 2001. He is Chief Executive Officer and senior partner of PSM Management Service Corporation Ltd., a Swiss firm he founded in 1982 and whose activities are in management consulting, corporate finance, mergers and acquisitions, private equity investment and asset management services. He is also the founder and President of the Global Investors Forum in Montreux, Switzerland, and the Chairman and President of Aerogie.Plus AG, a Swiss investment company with interests in the renewable energy sector. From 1997 to 1982 he served on the Management Board of Intergips Holding Ltd., a division of the Schmidheiny Group. Prior to that, he assumed various management positions with Alpina Insurance Company Ltd. and KLM Royal Dutch Airlines. Mr. Schaedeli received his advanced education at the University of Lausanne and the University of St. Gallen in Switzerland.

Patrick Vayn - Director. Mr. Vayn has been one of our directors since 1999. He is President of Persel, a consulting firm based in Paris, France. Prior to joining Persel in July 2000, he had been President, since 1998, of Advans S.A., a management-consulting unit of Electricite de France, the French electric utility. Previously, from 1994 to 1997, Mr. Vayn was Chairman of Interactions S.A., a venture capital firm. Prior to joining Interactions, he headed the French operations of Nife, a battery company. A graduate from ENSIC, a French chemical engineering school, Mr. Vayn also earned a Master of Science degree from MIT and an MBA from the Harvard Business School.

Robert J Mitchell - Controller. Mr. Mitchell has been our controller since October 2000. He is currently licensed and has been in practice as a CPA in New York for the last 5 years in his own firm, PFC Mitchell Tax and Accounting, LLC, in Williston Park, New York. Prior to entering into his own practice, from 1993 to 1996 he was an associate at Wall Street based accounting firms. Prior to 1992, Mr. Mitchell was a career police officer of the Nassau County (NY) Police Department, retiring at the rank of Captain having served as a Deputy Precinct Commander and as Commander of the departments internal audit unit. He has a BBA degree in Accounting from Adelphi University.

Guy Bronoel - Scientific Advisor and Director of Sorapec, S.A. Dr. Bronoel joined Sorapec as Director of Research in 1988 and he served as Scientific Director from 1991 to 1997 when he became our Scientific Advisor on a part-time basis. Prior to joining Sorapec, he had served as Scientific Advisor to the Renault Group, and held executive positions at two CNRS (French National Scientific Research Center) laboratories: the Electrocatalyst and Electromechanical Energy Laboratory at Grenoble (1977-1980), and the Bellevue Laboratories (1961-1977). Prior to that, since 1960, he had been the Head of the Aeronautical Laboratory of the "Ministere de l'Air". Between 1972 and 1981, Dr. Bronoel served as a Member of the Electrochemical and Hydrogen Committees of the General Delegation of the Government Direction of Scientific and Technical Research. Dr. Bronoel also held several academic positions including Professor of Electrochemical Engineering at the Polytechnique Institute of the University of Grenoble (1978-1980) and prior to that at the Universite de Jussieu (1976-1977). He was awarded several Academic Distinctions including the "Prix Ampere". He earned his Doctorate in Electrochemical Engineering and his PhD in Physics from Conservatoire National des Arts et Metiers, Paris, France.

Serge Chavanne - General Manager of Sorapec S.A. Mr. Chavanne joined Sorapec in May 1995 when he took a controlling interest in the company. During the past 5 years, he has been serving as General Manager and Business Development Manager of Sorapec, and he played a leading role in redefining the strategy of Sorapec. Mr. Chavanne is a high-technology entrepreneur with a background in investment banking and management consulting. He holds a graduate degree from Ecole Centrale de Paris, one of the top French engineering schools.

Jean-Francois Fauvarque has been a consultant to Sorapec S.A. since 1995; he is a professor at Conservatoire National des Arts et Metiers and Head of its Electrochemistry Department. Dr. Fauvarque is the author of over 50 peer-reviewed publications and articles, and he has been granted 15 patents. A graduate of Ecole Normale Superieure, he holds a PhD from the University of Paris.

Our executive officers are elected annually at the first meeting of our Board of Directors held after each annual meeting of shareholders. Each executive officer will hold office until his successor is duly elected and qualified, until his resignation or until he shall be removed in the manner provided by our By-Laws.

Currently, we do not have standing Audit, Compensation, or Nominating Committees of the Board of Directors. We plan to form Audit and Compensation Committees when it is necessary to do so to meet listing requirements of a stock exchange or NASDAQ.

There are no family relationships among Directors, nor any arrangements or understandings between any Director and any other person pursuant to which any Director was elected as such. Mr. Schaedeli was appointed a director pursuant Aerogie's agreement to invest $250,000 in our common stock.

Director Compensation

During the fiscal year ended December 31, 1999, directors received no cash compensation. However, each director was granted 24,000 warrants for his service on our Board of Directors. The directors were also reimbursed their expenses associated with attendance at meetings or otherwise incurred in connection with the discharge of their duties. In 2000, we compensated each director for his services by issuing him 6,000 warrants for each quarter he served as a director, and an annual fee of $10,000 in cash. The 1999 and 2000 warrants are identical. They expire five years from the date they were issued, and entitle the owner to purchase one share of common stock. The warrants are immediately exercisable at $.27 per share.

Executive Compensation

Summary Compensation Table: The following table and discussion set forth information with respect to all compensation earned by or paid to our President, Chief Executive Officer, and Chairman/Chief Financial Officer, for all services rendered in all capacities to us and our subsidiaries for each of our last two fiscal years ended December 31, 2000 and 1999. No other executive officer received compensation in excess of $100,000. We do not have any employment agreements with any of our officers. Each of the officers was paid at a base salary rate of $150,000 per year. However, only Mr. Morin spends his full time in our employ. Mr. Potter and Mr. Thompson are compensated on a pro rata portion of their salary, based on the estimated amount of time they spent. In 1999 these officers were paid part of their compensation in the form of common stock and part in the form of warrants. In the first three-quarters of 2000, we paid part of their compensation in cash and part in warrants. All of their compensation in the fourth quarter of 2000 was paid in cash. We valued the shares and the warrants at $.27 each.

TABLE 1
Name and Principal Position	Year	Salary ($)	Other Annual Compensation ($)	All Other Compensation ($)
Michel Morin, CEO	2000	$150,000 (1)
	1999	$150,000 (2)		$4,994 (3)
William Potter, CFO	2000	$ 27,719 (4)	$58,640 (5)
	1999	$ 45,040 (6)	$28,250 (5)	$4,994 (3)
Richard Thompson	2000	$ 47,625 (7)	$50,925 (8)
	1999	$ 75,020 (9)		$4,994 (3)
(1)

Consisted of $30,000 in cash payments, $86,250 in cash accruals, and 25,000 vested warrants exercisable at $.27 per share. For accounting purposes, we valued the warrants at $295,970; accordingly, Mr. Morin's total salary for 2000 would have been $412,220.

(2)

Consisted of 148,148 shares of common stock, valued at $40,000; and 296,519 warrants exercisable at $.27 per share. There are no vesting requirements on the shares or the warrants. For accounting purposes, we valued the warrants at $61,231. Accordingly, Mr. Morin's total salary for 1999 would have been $101,231.

(3)

Directors fee paid in 24,000 warrants exercisable at $.20 per share until December 31, 2003. There are no restrictions on the vesting of the warrants. For accounting purposes, we valued the warrants at $4,994.

(4)

Consisted of $23,500 in cash and 15,625 vested warrants exercisable at $.27 per share. For accounting purposes, we valued the warrants at $36,996; accordingly, Mr. Potter's total salary for 2000 would have been $60,496

(5)	We paid Ridgewood Group, LLC, advisory fees of this amount. Mr. Potter owns Ridgewood Group.
(6)

Consisted of 55,556 shares of common stock, valued at $15,000, and 286,311 warrants exercisable at $.27 per share. There are no restrictions on the vesting of the shares or the warrants. For accounting purposes, we valued the warrants at $59,180; accordingly, Mr. Potter's total salary for 1999 would have been $74,180.

(7)

Consisted of $27,375 in cash and 75,000 vested warrants exercisable at $.27 per share. For accounting purposes, we valued the warrants at $177,583; accordingly, Mr. Thompson's total salary for 2000 would have been $204,958.

(8)	Advisory fees.
(9)

Consisted of 92,593 shares of common stock valued at $25,000, and 185,261 warrants exercisable at $.27 per share. There are no restrictions on the vesting of the shares or the warrants. For accounting purposes, we valued the warrants at $38,256; accordingly, Mr. Thompson's total salary for 1999 would have been $63,256.

Warrant Grants in Last Fiscal Year

The following table sets forth certain information regarding stock purchase warrants granted to the named executive officers during the 12-month period ending December 31, 2000.

Individual Grants
Name	Number of Securities Underlying Warrants Granted	Percent of Total Warrants Granted to Employees in Fiscal Year (1)	Per Share Exercise Price	Expiration Date
William J. Potter	39,625	10.2%	$.27	12/31/05
Michel Morin	149,000	38.4%	$.27	12/31/05
Richard Thompson	99,000	25.5%	$.27	12/31/05

(1)     Based on 387,708 warrants issued.

Year-End Warrant Values

No warrants were exercised by the named executive officers during the 12-month period ended December 31, 2000. The following table sets forth certain information regarding unexercised stock purchase warrants held by the named executive officers as of December 31, 2000. All of the warrants are exercisable.
Name	Number of Securities Underlying Unexercised Warrants at Fiscal Year-End	Value of Unexercised In-the-Money Warrants at Fiscal Year-End (1)	Value of Unexercised In-the-Money Warrants at Fiscal Year-End (2)
William Potter	498,438	$12,075	$1,123,592
Michel Morin	597,096	$10,610	$1,342,134
Richard Thompson	373,574	$6,252	$839,322
Bernard Nicolas	350,146	$8,824	$789,650
(1)	Based on an assumed fair market value of our common stock of $.27 per share.
(2)	Based on an assumed fair market value of our common stock of $2.50 per share.

Equity Incentive Plan

On March 26, 1999, we adopted an Equity Incentive Plan. Pursuant to the Plan, stock options granted to eligible participants may take the form of incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, or options which do not qualify as incentive options, known as non-qualified stock options.

As required by Section 422 of the Code, the aggregate fair market value of our common stock with respect to our incentive options granted to an employee exercisable for the first time in any calendar year may not exceed $100,000. The foregoing limitation does not apply to non-qualified options. The exercise price of an incentive option may not be less than 100% of the fair market value of the shares of our common stock on the date of grant. The Plan administrator may set the exercise price of a non-qualified option. An option is not transferable, except by will or the laws of descent and distribution. If the employment of an optionee terminates for any reason (other than for cause, or by reason of death, disability, or retirement), the optionee may exercise his options within a ninety-day period following such termination to the extent he was entitled to exercise such options at the date of termination. Either our Board of Directors (provided that a majority of directors are "disinterested") can administer the Plan, or our Board of Directors may designate a committee comprised of directors meeting certain requirements to administer the Plan. The Administrator will decide when and to whom to make grants, the number of shares to be covered by the grants, the vesting schedule, the type of award and the terms and provisions relating to the exercise of the awards. An aggregate of 1,000,000 shares of our common stock is reserved for issuance under the Plan.

We issued 300,000 stock options under the plan in 1999. We also issued a total of 255,180 non-plan options to key employees in 1998.

Limitation on Directors' Liability; Indemnification

Our certificate of incorporation limits the liability of a director for monetary damages for his conduct as a director, except for:
*	Any breach of the duty of loyalty to us or our stockholders,
*	Acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law,
*	Dividends or other distributions of corporate assets from which the director derives an improper personal benefit.
*	Liability under federal securities law

The effect of these provisions is to eliminate our right and the right of our stockholders (through stockholder's derivative suits on our behalf) to recover monetary damages against a director for breach of his fiduciary duty of care as a director, except for the acts described above. These provisions do not limit or eliminate our right or the right of a stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's duty of care.

Our certificate of incorporation also provides that we shall indemnify, to the full extent permitted by Delaware law, any of our directors, officers, employees or agents who are made, or threatened to be made, a party to a proceeding by reason of the fact that he or she is or was one of our directors, officers, employees or agents. The indemnification is against judgments, penalties, fines, settlements, and reasonable expenses incurred by the person in connection with the proceeding if certain standards are met. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons in accordance with these provisions, or otherwise, we have been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act of 1933 is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transactions with Management and Others

EC Power, Inc. was incorporated on March 25, 1999. Shortly after formation, it exchanged 3,513,319 shares of its common stock for 100% of the membership interests in EC Power, LLC. EC Power LLC's sole assets were 35,000 of the 38,900 outstanding shares of Sorapec SA, or 90% of such shares; and 11,426,643 shares of Neft Acquisition Corporation, which it had acquired on March 29, 1999. For accounting purposes this transaction and prior transactions were accounted for as an acquisition of EC Power, Inc. by Sorapec. General Nicholas owned approximately 7% of Sorapec. On April 5, 1999, EC Power Inc. merged with Neft Acquisition Corp., a shell corporation, and issued Neft's shareholders, including EC Power, 1,428,571 shares of common stock, of which 1,093,965, the Neft shares owned by EC Power became treasury shares. We valued the shares issued to the former Neft shareholders at $.196 per share, or a total of $65,582. EC Power, Inc. was the surviving corporation in the merger. We merged with Neft in order to increase our shareholder base and in an attempt to provide possible liquidity for our shareholders.

General Nicolas exchanged his Sorapec shares into 227,212 EC Power shares. General Nicolas' son also owned Sorapec shares that he exchanged for 178,626 EC Power shares. Messrs. Potter, Morin, Vayn, and Thompson were members of EC Power LLC, and they exchanged their membership interests into shares of EC Power, Inc. in the transaction described above. Mr. Thompson was, until January 2001, our President and a director. Mr. Potter received 670,103 shares, Mr. Morin 542,002 shares, Mr. Vayn 279,167 shares, and Mr. Thompson 681,331 shares. Messrs Potter, Morin, Vayn, and Thompson had received 542,513, 542,002, 193,937, and 426,151 of these equivalent shares, respectively, for services they had rendered EC Power LLC, which services were valued at $333,931 ($.196 per share).

Mr. Potter, other directors, and certain shareholders have loaned money to us over the past several years for the purpose of providing working capital. The loans are payable on demand and bear interest at a rate of 10% per annum. The interest is payable in shares of our common stock. Mr. Thompson loaned EC Power LLC $10,000 in 1997 and $40,000 in 1998. In 1998 EC Power LLC issued him membership interests, which were subsequently converted into shares of our common stock in lieu of $1,345 of interest, at price equivalent to $.20 per share. In 1999, he converted $40,000 of his loan, and $1,047 in interest, into shares of our common stock at $.27 per share. He loaned an additional $29,379 to us in 2000. We paid Mr. Thompson $50,925 for advisory services in 1999. At September 30, 2001, we owed him $90,305 on those loans and for the unpaid advisory fee. Mr. Potter loaned EC Power LLC $92,141 in 1998, and we issued him membership interests in lieu of $1,094 in interest, which interests were subsequently converted into shares of our common stock, at a price equivalent to $.20 per share. In 1999 Mr. Potter loaned us an additional $66,285; he converted $50,000 of his loan into shares of common stock at $.20 per share; and $25,000 of his loan, and $8,826 in accrued interest, into common stock at $.27 per share. At September 30, 2001, we owed him $33,426 on those loans.

In 1999 we sold 2,589,815 shares of Series A Preferred Stock to investors at a price of $.27 per share in cash and in debt forgiveness, including $40,000 of loans converted by Mr. Thompson into 148,148 shares, and $25,000 of loans converted by Mr. Potter into 92,593 of our preferred shares. We also issued those investors a total of 325,000 shares of our common stock as additional incentive for purchasing the preferred stock, including 12,500 shares to Mr. Potter and 20,000 shares to Mr. Thompson.

Messrs. Potter, Thompson, and Morin served as our Chairman, President, and CEO, respectively, at no salary through 1998. In 1998, they were paid compensation in the form of LLC membership interests that were converted into our common stock on the same basis as the other LLC interests. Mr. Morin was also issued 151,577 warrants. In 1999, they were paid compensation in the form of common shares and warrants, described below. In 1999 we also issued shares of our common stock as compensation to Messrs. Thompson (92,593 shares), Potter (55,556 shares), Morin (148,148 shares) and Nicolas (74,074 shares). The shares were valued at $.27 per share. In 2000, we compensated the three officers in a combination of cash and warrants. The warrants are described below.

Each of our Directors were issued stock purchase warrants in 1998, 1999, and 2000 in consideration for loans they made to us, and/or as compensation. The warrants are identical, except for the expiration date and exercise prices. They all expire five years from the date of their issuance, and entitle the owner to purchase one share of common stock. The 1998 warrants are exercisable at $.20 per share; the 1999 warrants are exercisable at $.27 per share; and the 2000 warrants are exercisable at $.27 per share. The number of each type of warrant is described in the following table:
Director	2000 Warrants	1999 Warrants	1998 Warrants
Potter	39,625	286,311	172,502
Thompson	99,000	185,261	89,313
Morin	149,000	296,519	151,577
Vayn	24,000	0	0
Nicolas	76,083	148,004	126,059

In September 2000, a French shareholder of Sorapec exchanged his Sorapec shares into 178,626 EC Power shares. Mr. Potter purchased those 178,626 shares from the shareholder for $35,000.

During 2000, Mr. Thompson purchased 814,816 shares of common stock for $220,000, or $.27 per share.

We lease our principal executive offices in New York, New York, from Ridgewood Group International, Inc. Mr. Potter, our Chairman, controls Ridgewood. We pay Ridgewood $2,000 per month, plus out-of-pocket expenses. We (or EC Power LLC) accrued or paid Ridgewood Group $48,071 in 1998, $33,000 in 1999, $42,248 in 2000, and $40,642 in the first nine months of 2001. We also paid or accrued consulting fees to Ridgewood of $28,250 in 1999, $58,640 in 2000, and $18,250 in 2001. In 1999 and 2000, Ridgewood converted $109,923 of the accrued payables into 75,402 shares of our common stock at $.20 per share, and into 351,266 shares of our common stock at $.27 per share. At September 30, 2001, we owed Ridgewood $9,000.

In the first quarter of 2001, PSM Management Services, AG, a Swiss company, provided consulting services to us, for which we agreed to pay $15,000 in cash and issued 17,500 warrants. The warrants are exercisable at any time at $1.00 per share for five years. Mr. Schaedeli, one of our directors, is a Principal of PSM. Aerogie.Plus AG, a Swiss investment company of which Mr. Schaedeli is the Chairman of the Board, purchased 250,000 shares of common stock at $1.00 per share.

Most of these transactions were not approved or ratified by a majority of disinterested directors. The Board of Directors has determined that any future transactions with officers, directors, or principal shareholders will be approved by the disinterested directors and will be on terms no less favorable than could be obtained from an unaffiliated third party. The Board of Directors will obtain independent counsel or other independent advice to assist in that determination.

Principal Stockholders

The following table sets forth, as of the date of this prospectus, information regarding the ownership of our common stock by:
-	persons who own more than 5% of our common stock;
-	each of our executive officers and directors; and
-	all of our directors and executive officers as a group.

Each person has sole voting and investment power with respect to the shares shown, except as noted.
	Percent of Class (2)
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Before Offering	After Offering (Minimum)	After Offering (Maximum)
William J. Potter (3)	1,821,328	16.7%	16.1%	14.1%
Richard M.H. Thompson (4)	2,230,382	20.6%	19.9%	17.4%
Michel L. Morin (5)	1,287,246	11.8%	11.4%	10.0%
Patrick Vayn (6)	303,167	2.9%	2.8%	2.5%
Bernard Nicolas (7)	651,849	6.1%	5.9%	5.2%
Aerogie Plus AG	1,175,926	11.4%	11.0%	9.6%
Peter Schaedeli (8)	1,193,426	11.6%	11.1%	9.7%
All officers and directors as a group (5 persons)	5,382,018	44.3%	42.8%	37.9%
(1)

Under SEC Rules, we include in the number of shares owned by each person the number of shares issuable under outstanding options or warrants if those options or warrants are exercisable within 60 days of the date of this prospectus. In calculating percentage ownership, we calculate the ownership of each person who owns exercisable options by adding (i) the number of exercisable options for that person only to (ii) the number of total shares outstanding and dividing that result into (iii) the total number of shares and exercisable options owned by that person.

(2)	Shares and percentages beneficially owned are based upon 10,296,911 shares outstanding on September 30, 2001.
(3)

Includes 203,553 shares owned by Ridgewood Group, of which Mr. Potter is the controlling shareholder; 92,593 shares underlying shares of convertible preferred stock; and 498,438 shares underlying presently exercisable warrants.

(4)	Includes 148,148 shares underlying shares of convertible preferred stock; and 373,574 shares underlying presently exercisable warrants.
(5)	Includes 597,096 shares underlying presently exercisable warrants.
(6)	Includes 24,000 shares underlying presently exercisable warrants.
(7)	Includes 350,146 shares underlying presently exercisable warrants.
(8)

Mr. Schaedeli is the Chairman of the Board of Aerogie. Includes the shares owned by Aerogie. Also includes warrants to purchase 17,500 shares of common stock owned by PSM Management Services, Inc., of which Mr. Schaedeli is a principal. He does not own any of our common stock personally.

Selling Shareholders and Plan of Distribution

       This prospectus relates to the resale of shares of common stock by the selling shareholders set forth below. None of the selling shareholders have had any material relationship within the past three years with us, or any of our predecessors or affiliates, except as specifically noted.

       Except as noted in the tables below, within the past three years none of the selling shareholders have held any position or office with us; or entered into a material relationship with us.

       There is no assurance that the selling shareholders will sell the shares offered by this prospectus.

       The following table sets forth:
*	The name of each of the selling shareholders;
*	The number of shares of our common stock owned by each of them as of January 24, 2002;
*	The number of shares offered by this prospectus that may be sold from time to time by each of them;
*	The number of shares of our common stock that will be beneficially owned by each of them if all of the shares offered by them are sold;
*	The percentage of the total shares outstanding that will be owned by each of them at the completion of this offering, if the shareholder sells all of the shares included in this prospectus.

       In the following table, we have calculated percentage ownership by assuming that all shares of common stock which the selling shareholder has the right to acquire within 60 days from the date of this prospectus upon the exercise of options, warrants, or convertible securities are outstanding for the purpose of calculating the percentage of common stock owned by such selling shareholder.
Name	Shares Before	Shares Offered	Shares After	Percentage After
John Abate	100	100	0	*
Ben Aden Baum	100	100	0	*
Louise N. Adcock, P/R of Est. of Burton Davis	100	100	0	*
Advest Inc	100	100	0	*
Richard Ahrenkiel	100	100	0	*
Rasma Aistrauts	100	100	0	*
John & Mary Alaimo	100	100	0	*
Rose F. Alaimo	100	100	0	*
Joseph I Albert	100	100	0	*
Kenneth I Albert	100	100	0	*
Angeline Alesso	100	100	0	*
Elizabeth A. Alhart	100	100	0	*
Domenic R. Allocco	100	100	0	*
Sylvester Allocco	100	100	0	*
Earl & Florence Almquist	100	100	0	*
Michael V. Altman	100	100	0	*
Fernando & Cecilia Ambrosini	100	100	0	*
Oscar P Ames Trustee	100	100	0	*
Anne R. Andrea	100	100	0	*
Mekola & Marie Andrijenko	100	100	0	*
E. Lee & Rose Anglin	100	100	0	*
Rose Anis	100	100	0	*
Hallie Ankrom	100	100	0	*
Beatrice Apple	100	100	0	*
Ardsley Management Corp.	100	100	0	*
Robert & Kay Arduini	100	100	0	*
Louis C. Arena	100	100	0	*
Robert D. Arenstein	100	100	0	*
Seymour Arenstein	100	100	0	*
Albert Aroesty C/F Elliot Arosety	100	100	0	*
Paulette Aroesty	100	100	0	*
Sandra Ashton	100	100	0	*
Joseph J. Attardi	100	100	0	*
Adalbert & Patricia Auinger	100	100	0	*
Stephan Bachorik	100	100	0	*
Jeffrey Allen Bachtell	100	100	0	*
Thomas A. Badger	100	100	0	*
George & Helen Bahr	100	100	0	*
Gordon Baines	100	100	0	*
Gordon & Edna Baines	100	100	0	*
Anthony & Sarah Baldo	100	100	0	*
Seymour M. Banks	100	100	0	*
Robert W. Baran	100	100	0	*
Rodger F. Bardwell	100	100	0	*
Carmella M. Barone	100	100	0	*
Charles W. Bartl	100	100	0	*
Mary F. Bartl	100	100	0	*
Jean Bartlett	100	100	0	*
Leonard & Valerie Bartlett	100	100	0	*
Adele Battista	100	100	0	*
J. Emmett Bauer	100	100	0	*
J. Emmett & Emma Bauer	100	100	0	*
Joseph & Judith Bauernfeind	100	100	0	*
Dominick Bauso	100	100	0	*
Robert & Marie Beach	100	100	0	*
Ronald & Margaret Beach	100	100	0	*
Robert S. Beeler	100	100	0	*
Allan Gordon Bellenger	100	100	0	*
Gertrude Benezra	100	100	0	*
Ely Benin	100	100	0	*
Patricia A. Bergan	100	100	0	*
Norman & Marjorie Bergeson	100	100	0	*
Sidney Berke	100	100	0	*
Estate of Robert M. Berman	100	100	0	*
Ronald Berna	100	100	0	*
Alvin F. Bernreuther	100	100	0	*
Rachelle Berzansky	100	100	0	*
Nicholas Bianchi	100	100	0	*
Mychailo Bilozir	100	100	0	*
David Biocca	100	100	0	*
Edward Bischoping	100	100	0	*
Francis J. & Elaine Bischoping	100	100	0	*
Joseph & Janet Bischoping	100	100	0	*
James R. Blakely	100	100	0	*
Marshall & Linda Blann	100	100	0	*
Blinrob Co	100	100	0	*
Emerson & Jessie Block	100	100	0	*
Iris Block	100	100	0	*
Murry Bluestone	100	100	0	*
Jacques & Joanne Bockus	100	100	0	*
Max Bodner	100	100	0	*
Marilyn M. Boehm	100	100	0	*
Edward J. Boehmer	100	100	0	*
Gary N. Boice	100	100	0	*
Beverly A. Bonadio	100	100	0	*
Theresa & Mike Bonadio	100	100	0	*
Marilyn H. Borden	100	100	0	*
Sanders H. Borisoff	100	100	0	*
Nune Borshoff	100	100	0	*
Terrance Borshoff	100	100	0	*
Thomas Borshoff	100	100	0	*
Virginia Borshoff	100	100	0	*
Raymond E. Bowers	100	100	0	*
Michael Boyar	100	100	0	*
Peter M. Bozinovich	100	100	0	*
Melido Bracero	100	100	0	*
Richard K. Bradstreet	100	100	0	*
Milton Braverman	100	100	0	*
Edward F. Brenkus	100	100	0	*
John & Ann Breshock	100	100	0	*
Brightco	100	100	0	*
Bernhard A. Brinker	100	100	0	*
Thomas R. & Phoebe A. Britt, Jr.	100	100	0	*
Parnice D. Brock	100	100	0	*
Annabel T. Brown	100	100	0	*
Ernest C. & Aloise E. Brown Jr.	100	100	0	*
Raymond R. & Rona H. Brown	100	100	0	*
Theodore & Barbara Brown	100	100	0	*
Charles W. Buck	100	100	0	*
Ann H. Buerschaper	100	100	0	*
Isabel M. Buerschaper C/F R T Buerschaper	100	100	0	*
Robert A. & I. A. Buerschaper	100	100	0	*
Daniel A. & Edith L. Burgess	100	100	0	*
Viola S. & LL Burmeister	100	100	0	*
Adrienne Burmil	100	100	0	*
Carl F. Busack	100	100	0	*
Leonard & Esther Cacciatore	100	100	0	*
Richard David Callard	100	100	0	*
Helen Callen	100	100	0	*
Richard B. Callen	100	100	0	*
Alan Cameros	100	100	0	*
John Cannarozzo	100	100	0	*
Joan M. Cannioto C/F JJ Cannioto	100	100	0	*
Marian A. Cantin	100	100	0	*
Ruth M. Cantin	100	100	0	*
John V. & Catherine V. Cappello Jr.	100	100	0	*
Clarence E. Carman	100	100	0	*
Clarence E. Carman, Jr.	100	100	0	*
Rodger Bruce Carman	100	100	0	*
Harry D. & Ethel E. Carpenter	100	100	0	*
Lucile H. Carr	100	100	0	*
George L. & Elma S. Carruthers	100	100	0	*
William Carruthers	100	100	0	*
William L. Carruthers	100	100	0	*
Joseph John Carusotti	100	100	0	*
Howard F. Carver	100	100	0	*
Angelo Casciani	100	100	0	*
Peter Cascini	100	100	0	*
Alphonse L. Cassetti	100	100	0	*
Anthony S. Castellano	100	100	0	*
Laurence T. & Irene M. Castellano	100	100	0	*
M. Castellano C/F Thomas Castellano	100	100	0	*
Margaret Castellano	100	100	0	*
Thomas Castellano	100	100	0	*
Thomas M. Castellano	100	100	0	*
Fred Castiglione	100	100	0	*
Harold E. Castle	100	100	0	*
Alan R. Caul	100	100	0	*
Virginia Caul	100	100	0	*
Frances M. Cavallaro	100	100	0	*
Anice P. Centro	100	100	0	*
Rocco Cerretto	100	100	0	*
Florence E. Champion	100	100	0	*
Don & Maria Chas	100	100	0	*
Maria Chas	100	100	0	*
Doris Cherkasky	100	100	0	*
Amelia Chiappetta	100	100	0	*
Kenneth W. Christian	100	100	0	*
John M. Christiano	100	100	0	*
Herbert Christie	100	100	0	*
Paul & Karen Ciardullo	100	100	0	*
Syd & Nicholas Ciccone	100	100	0	*
Joseph Cimino	100	100	0	*
Josephie Cimino & Harriet C. Logie	100	100	0	*
Christine Clancy	100	100	0	*
Nelly Clark	100	100	0	*
Cecelia L. Clausen	100	100	0	*
Aaron & Paul Cohen	100	100	0	*
Blanche Cohen	100	100	0	*
Norman Cohen	100	100	0	*
Mary Colangelo	100	100	0	*
Antionette & Andrew Colaruotolo	100	100	0	*
Marie J. Colway	100	100	0	*
Computrend Inc	100	100	0	*
Gerald & Lucille Conley	100	100	0	*
Claudia I. Conlin	100	100	0	*
Edmond J. Connelly Jr.	100	100	0	*
Cecilia P & Kenneth W. Conner	100	100	0	*
Martin Constable	100	100	0	*
Fred Constantino	100	100	0	*
Helen & William E. Conte	100	100	0	*
George W. Cooke	100	100	0	*
Harry Cooper	100	100	0	*
James Cordovano	100	100	0	*
Larry Cornell	100	100	0	*
Agnes T. Cornwell	100	100	0	*
Lloyd E. Corwin	100	100	0	*
Victor Costanzo Jr.	100	100	0	*
Mary Louise Crippen	100	100	0	*
Nicholas A. Cristantello	100	100	0	*
J. William Cross Jr.	100	100	0	*
Edward L. Crough	100	100	0	*
David Crown	100	100	0	*
Anthony L. & Josephine T. Cuva	100	100	0	*
Christine Czerw	100	100	0	*
Frank Czerw	100	100	0	*
John Czerw	100	100	0	*
Joseph Czerw	100	100	0	*
Mary Czerw	100	100	0	*
Jean M. Daitz	100	100	0	*
Ralph K. Dakin	100	100	0	*
Helen D'Amanda	100	100	0	*
Casper & Louise D'Ambra	100	100	0	*
Elmer Dandrea	100	100	0	*
George Dandrea	100	100	0	*
Wilbur E. & Dorthea M. Darrow	100	100	0	*
Daru Company	100	100	0	*
George W. Davies	100	100	0	*
James R. & Patricia A. Davis	100	100	0	*
Marvin Davis	100	100	0	*
Randy Dawson	100	100	0	*
Joseph & Diane Dayton	100	100	0	*
Dean Witter Reynolds	100	100	0	*
Vincent & Connie Dee	100	100	0	*
Henry & Ruth De Laporte	100	100	0	*
Henry De Laporte	100	100	0	*
Henry De Laporte	100	100	0	*
Dennis M. & Marion C. De Leo	100	100	0	*
Melvin R. Dell	100	100	0	*
Gaetano Del Vecchio	100	100	0	*
Guy Del Vecchio	100	100	0	*
Hermaine Demay	100	100	0	*
Eugene L. De Nicola	100	100	0	*
Paul J. & Margaret M. Derleth	100	100	0	*
Amedo Di Salvo	100	100	0	*
Harold C. Desmith	100	100	0	*
John Diaz	100	100	0	*
Caroline & Thomas Dibenedetto	100	100	0	*
Michael J. Dibiase	100	100	0	*
Joseph Dicrasto	100	100	0	*
Digital Equipment Co	100	100	0	*
Christopher Di Mora	100	100	0	*
Saul Dinaburg	100	100	0	*
Peter J. DiSalvo	100	100	0	*
Robert C. Dittberner	100	100	0	*
Norma Dixler	100	100	0	*
Harold R. & Bessie W. Dobson	100	100	0	*
Frederick H. Doell	100	100	0	*
Frederick J. Domm	100	100	0	*
Donaldson Lufkin & Jenrette Securities Corp. @	100	100	0	*
James C. Donohue	100	100	0	*
Anthony, Drexler & Nicholas Dragone	100	100	0	*
Drexel Burnham Lambert Securities @	100	100	0	*
Sheldon F. & Rhea L. Drexler	100	100	0	*
Henry H. Dreyer Jr.	100	100	0	*
Danial Drobinski	100	100	0	*
Leonard P. & Sharon E. Drogo	100	100	0	*
Malcolm Drummond	100	100	0	*
Conrad J. & Florence A. Druzynski	100	100	0	*
Raymond L. & Crystal C. Dunn	100	100	0	*
James C. & Patricia W. Dunphy	100	100	0	*
Dorothy Dworetsky	100	100	0	*
Robert C. Dye	100	100	0	*
John Dzybon	100	100	0	*
Orville H. Eckler	100	100	0	*
A.G. Edwards & Son @	100	100	0	*
Georgia M. Edwards	100	100	0	*
Joseph Eichenger	100	100	0	*
Rose Eley	100	100	0	*
Richard R. Elling	100	100	0	*
Fanny & Alex Elpant	100	100	0	*
Fay Elpant	100	100	0	*
Michael J. & Patty L. Engenito	100	100	0	*
Edward C. Enser	100	100	0	*
Florence Eppstein	100	100	0	*
Julius & Miriam Epstein	100	100	0	*
Frederick Erdman	100	100	0	*
Lawrence Ermler	100	100	0	*
Sandra Esse	100	100	0	*
Evelyn Euler	100	100	0	*
Gerald W. Everhart	100	100	0	*
Sidney Fagenson	100	100	0	*
Fahnstock & Co	100	100	0	*
Jay David Falk	100	100	0	*
Richard & Mary Falvo	100	100	0	*
Yetta & Albert Farash	100	100	0	*
Roy J. Farnsworth C/F Roy R. Farnsworth	100	100	0	*
Joseph Fasino	100	100	0	*
Emory F. Faulks	100	100	0	*
Edwin L. & Adele M. Fay	100	100	0	*
Joseph A. & Janet A. Federico	100	100	0	*
Fedor Fedorenko	100	100	0	*
Lydia Fedorenko	100	100	0	*
Charles Feldman	100	100	0	*
Sally P. Feldman	100	100	0	*
Frances R. Ferguson	100	100	0	*
Walter Ferguson	100	100	0	*
Warren & Betty Jo Ferriter	100	100	0	*
Thomas A. Fingland Jr.	100	100	0	*
Barbara Finnegan Adm Estate John Finnegan	100	100	0	*
Anthony J. & Marie A. Fiorini	100	100	0	*
First Albany Corp.	100	100	0	*
Mabel M. Fischer	100	100	0	*
James P. Flanagan	100	100	0	*
Richard J. Flanagan	100	100	0	*
C. Benn Forsyth	100	100	0	*
Beatrice B. Foy	100	100	0	*
William J. Foy	100	100	0	*
Charles Francis & Doris Moran	100	100	0	*
Helen Frank	100	100	0	*
Frank A. & Christine Freida Sr.	100	100	0	*
Martin J. Friedman	100	100	0	*
Donald B. Fuller	100	100	0	*
William G. Gagnier	100	100	0	*
Walter Gajewski	100	100	0	*
Grayson E. & Mrs. G. Jean Gardner	100	100	0	*
Lawrence J. Gardner	100	100	0	*
Joseph Gattelaro C/F Laurie Gattelar	100	100	0	*
Rose Mary Gattelaro	100	100	0	*
Anthony Gaudino	100	100	0	*
Gus Geismar	100	100	0	*
Gus Geismar C/F Howard Geis	100	100	0	*
Paul Gelewski	100	100	0	*
Adam & Betty Genazzio	100	100	0	*
Joseph J. Gerber	100	100	0	*
Joseph B. Giambrone	100	100	0	*
Joseph Gaimis	100	100	0	*
Pandelis Giamos	100	100	0	*
James V. Giancola	100	100	0	*
Stephen M. Gilbert	100	100	0	*
Patrick V. Gillette	100	100	0	*
Renee Gimple	100	100	0	*
Walter Giza	100	100	0	*
Robert G. Goetzman	100	100	0	*
David B. Gold	100	100	0	*
Gertrude Goldberg	100	100	0	*
Lester Goldberg	100	100	0	*
Lester & Gertrude Goldberg	100	100	0	*
Morris Goldberg	100	100	0	*
John S. Goldey	100	100	0	*
Barry Goldman	100	100	0	*
Eleanor Goldman	100	100	0	*
Irving Goldstein	100	100	0	*
Joan & Jerry Goldstein	100	100	0	*
William Goldstein	100	100	0	*
John P. & Nel Rose Gomulka	100	100	0	*
Edwin M. & Carrol Good	100	100	0	*
Irene Goodman	100	100	0	*
Robert Goodrich	100	100	0	*
Robert Goodyear	100	100	0	*
Nancy A. Gordon	100	100	0	*
Nathan Gordon C/F Geoffrey S. Gordon	100	100	0	*
Ruth Gossin	100	100	0	*
Lawrence Gottler	100	100	0	*
Helen Gould	100	100	0	*
Roman Gould	100	100	0	*
Harry E. Gove	100	100	0	*
Thomas Grassi	100	100	0	*
Michael J. Grattan	100	100	0	*
Anthony J. Greco	100	100	0	*
Leslie Mark Greenbaum and Doris B. Hain, Trustees	100	100	0	*
Betty Greene	100	100	0	*
Lillian Grey	100	100	0	*
Susan C. Gross	100	100	0	*
Paul Guido	100	100	0	*
Alfred P. Gupp	100	100	0	*
Malvin C. Guttman	100	100	0	*
Marlowe Hain	100	100	0	*
Donald S. Hall	100	100	0	*
Judith I Hall	100	100	0	*
Michael Halloway	100	100	0	*
Suzanne P. Hallowell	100	100	0	*
Arthur K. Hamann	100	100	0	*
Alan Hamburg	100	100	0	*
Morris Hamburg C/F Jeffrey Hamburg	100	100	0	*
Morris & Cindy Hamburg	100	100	0	*
Ruth Hamburg C/F Renee Hamburg	100	100	0	*
Alexandria Hanson	100	100	0	*
Hazel B. Harp	100	100	0	*
Clayton Harrell	100	100	0	*
Clayton Harrell Jr.	100	100	0	*
Albert L. Hartsig	100	100	0	*
Ronald A. Hawes	100	100	0	*
Harold Heap	100	100	0	*
Francis Heerkens	100	100	0	*
Rolannd & Gail Heimberger	100	100	0	*
Rosemary Heininger	100	100	0	*
Olga A. Heinrich	100	100	0	*
Opal A. Heintz	100	100	0	*
Paul E. Heintz	100	100	0	*
Henry Heister	100	100	0	*
David Heller	100	100	0	*
Robert Hellman	100	100	0	*
Florence & Henry Henck	100	100	0	*
Robert & Sheila Henck	100	100	0	*
Thomas & Harriet Henck	100	100	0	*
James E. Herman	100	100	0	*
Clara K. Hitzigrath	100	100	0	*
Rabbi Henry Hoschander	100	100	0	*
Richard J. Hodes	100	100	0	*
Lionel S. Hodgson II	100	100	0	*
Mildred M. Hoenigberg	100	100	0	*
Walter Hoffman	100	100	0	*
Howard Holcomb	100	100	0	*
Abe A. Hollander	100	100	0	*
Charles & Channa L. Hollander	100	100	0	*
Irving Hollander	100	100	0	*
Gary S. Holowka	100	100	0	*
Michael J. & Frances G. Holowka	100	100	0	*
Stephan P. Holowka	100	100	0	*
Dawn P. Hommel	100	100	0	*
Bruce R. Horncastle	100	100	0	*
Jacob Horne	100	100	0	*
Svea E. Housel	100	100	0	*
Gordon A. Howe II	100	100	0	*
Steve Hudick	100	100	0	*
Stuart R. Huggard	100	100	0	*
John L. Hunsinger	100	100	0	*
Marion L. Hunt	100	100	0	*
Robert E. Hupp C/F Robert B. Hupp	100	100	0	*
E.F. Hutton & Co	100	100	0	*
Betty A. Iacona	100	100	0	*
Betty A. Iacona C/F Marie A. Iacona	100	100	0	*
Betty A. Iacona C/F Richard I. Iacona	100	100	0	*
Betty A. Iacona C/F Marc L. Iacona	100	100	0	*
James P. Iacona	100	100	0	*
Louis Iacona	100	100	0	*
Thomas A. Iacona	100	100	0	*
Thomas R. Iacona	100	100	0	*
Rose M. Iacona	100	100	0	*
Vincent J. Iacona C/F James P. Iacona	100	100	0	*
Curtis E Ide	100	100	0	*
John Interlichia & Frank Rallo	100	100	0	*
Salvatore Inzinna	100	100	0	*
Charles D. Isaac	100	100	0	*
Ronald H. & Deloris J Isaac	100	100	0	*
William & Virginia Jackman	100	100	0	*
Elisabeth B. Jackson	100	100	0	*
Betty Jacobs	100	100	0	*
Erich R. & Luise Jaehne	100	100	0	*
Harold William Juhre, Jr.	100	100	0	*
Perer H. Jedel	100	100	0	*
Alan E. Johnson	100	100	0	*
John H. Johnson	100	100	0	*
Mary F. & Robert S. Johnston	200	200	0	*
Douglas E. Johnstone	100	100	0	*
Candy Jones	100	100	0	*
Robert H. Jones	100	100	0	*
William Jones	100	100	0	*
Peter H. Joosten	100	100	0	*
Peter H. Joosten C/F Gary J. Joosten	100	100	0	*
Francis J. Kachala	100	100	0	*
Herman & Marion Kandler	100	100	0	*
Fanny Kane	100	100	0	*
Maud L. & Vincent G. Kane	100	100	0	*
Robert & Barbara Kane	100	100	0	*
J. Mitchell & Gladis Kaplan	100	100	0	*
Benjamin Kaplow	100	100	0	*
Henry J. Karasch	100	100	0	*
Martin M. Karchefsky	100	100	0	*
Michael Kariuk	100	100	0	*
Mary Karl, C/F Nadine D. Sweet	100	100	0	*
Bernard J. Kasper	100	100	0	*
Richard A. Kassman	100	100	0	*
Clarence Katine	100	100	0	*
Meyer Katz	100	100	0	*
Victor Katz	100	100	0	*
Betty Katzen C/F Molly Katzen	100	100	0	*
Betty Katzen C/F Ezra Katzen	100	100	0	*
Betty H. Katzen C/F Joshua Katzen	100	100	0	*
Betty H. Katzen C/F Daniel Katzen	100	100	0	*
Ida Katzen	100	100	0	*
Burton Kay	100	100	0	*
Pachal Keane	100	100	0	*
Sarah W. Keenan	100	100	0	*
James K. Keif	100	100	0	*
Marjorie J. Keller	100	100	0	*
John Joseph Kelly	100	100	0	*
Mildred & Raymond Keman	100	100	0	*
Alan G. & Jane Kendall	100	100	0	*
Marilyn E. Kengla	100	100	0	*
Kenneth C. Kennard C/F Norman Kennard	100	100	0	*
William R. Kenyon	100	100	0	*
Evelyn P. Kerney	100	100	0	*
Belle Kessler C/F Robert Kessler	100	100	0	*
Belle Kessler	100	100	0	*
Jack L. Kessler	100	100	0	*
Meyer Ketofsky	100	100	0	*
Donna R. Khalil	100	100	0	*
Kidder Peabody & Co @	100	100	0	*
Robert W. Kilpper	100	100	0	*
Fannie Kiner	100	100	0	*
Warren T. King	100	100	0	*
Florence Kissack	100	100	0	*
Karl H. Kittelberger	100	100	0	*
Elsie Kizer	100	100	0	*
Joseph G. Klapp	100	100	0	*
Fred H. Klaucke	100	100	0	*
Frank & Gertrude Klem	100	100	0	*
Paul Allan Klemmer	100	100	0	*
Brunhilda R. Knapp	100	100	0	*
Gayley Forsyth Knight & Jocelyn Forsyth Vick, p/r of Est of John H. Forsyth	100	100	0	*
Leroy E. & Nancy Knofla	100	100	0	*
George J. & Mary Jane Kohnken	100	100	0	*
Harry L. & Norma Konar	100	100	0	*
Nick Koomen	100	100	0	*
Wilson & Vera Kopler	100	100	0	*
Thor Korda	100	100	0	*
William J. & Mellie H. Korkue	100	100	0	*
Robert S. Kowalski	100	100	0	*
Regis Kraisigner	100	100	0	*
Elise M. Kramer	100	100	0	*
George M. Kramer	100	100	0	*
Nicholas P. Krauszer	100	100	0	*
William E. Kruse	100	100	0	*
Conrad J. Kubiniec	100	100	0	*
Margaret S. Kuhn	100	100	0	*
Edward R. Kulpinski	100	100	0	*
Michael Kutch	100	100	0	*
Sherry Kyler	100	100	0	*
Joseph Kyrtak	100	100	0	*
Daniel F. Labbate	100	100	0	*
Sol & Rachael Lachman	100	100	0	*
Kenneth B. La Due	100	100	0	*
Charles La Gaipa	100	100	0	*
Deece Lambert	100	100	0	*
Mary Lamia	100	100	0	*
Patsy La Morte	100	100	0	*
Arthur E. Lang	100	100	0	*
Elsie C. Lang	100	100	0	*
Carl Larsen	100	100	0	*
Robert La Tour	100	100	0	*
Carol A. Lattimer	100	100	0	*
Edwin T. Laydon	100	100	0	*
John Lazor	100	100	0	*
Hazel M. Leake	100	100	0	*
Ralph R. Leidy	100	100	0	*
James Leone	100	100	0	*
Gary P. Lesnick	100	100	0	*
Sophia T. Lettau	100	100	0	*
Gertrude T. Lettis	100	100	0	*
Barry Lettner	100	100	0	*
Charles J. Levine	100	100	0	*
David Levine	100	100	0	*
William Levinstein	100	100	0	*
Maurice Louis Levy	100	100	0	*
Richard Levy	100	100	0	*
Ted Levy	100	100	0	*
Arlene Lewandowski C/F Robert Lewandowski
	100	100	0	*
Donald Lewis	100	100	0	*
Frank Lewis	100	100	0	*
Trevor C. Lewis	100	100	0	*
Joseph M. Licata	100	100	0	*
Anthony J. & Ann Marie Lipari	100	100	0	*
Rose E. Lipari	100	100	0	*
Stanley A. Lipiarz	100	100	0	*
Robert Lipshutz	100	100	0	*
Ida Lipson	100	100	0	*
Ida B. & Joseph J. Lipson	100	100	0	*
Benjamin Liptzin	100	100	0	*
Alan W. Livingston	100	100	0	*
Benjamine Lonstein	100	100	0	*
Robert & Charlotte Lowenhaupt Jt	100	100	0	*
Paul R. Luke	100	100	0	*
Marjorie H. Lundgren C/F Gary W. Lundgren	100	100	0	*
Leonard Lutzky	100	100	0	*
Barbara A. Mac Intrye	100	100	0	*
Eve K. Magliocco	100	100	0	*
David Maida	100	100	0	*
David Maida C/F Deborah Trott	100	100	0	*
Samaresh Maitra	100	100	0	*
Alice C. & Robert J. Maletto	100	100	0	*
John F. & Rosemarie Maloney	100	100	0	*
Benjamin C. Mancuso	100	100	0	*
Vincenza Mancuso	100	100	0	*
Olga Mandeville	100	100	0	*
Anthony J. Marcello	100	100	0	*
Thomas J. & Josephone Marcello	100	100	0	*
Beatrice & Sol Marcus	100	100	0	*
Mary Marrocco	100	100	0	*
Stanley & Shirley Martin	100	100	0	*
Anthony Mastrella	100	100	0	*
Salvatore & Jessie Matroniano	100	100	0	*
Helen Matsik	100	100	0	*
Margaret L. Mayer	100	100	0	*
Leonard G. Mazel	100	100	0	*
Leonard G. & Edith N Mazel	100	100	0	*
Zina Mazzarisi	100	100	0	*
Jean Marie McClure	100	100	0	*
Virginia A. McCoy	100	100	0	*
Grace E. McCue C/F James L. McCue	100	100	0	*
Grace E. McCure C/F Karen J. McCue	100	100	0	*
Howard C. & Grace E. McCue	200	200	0	*
Evelyn D. McDonald	100	100	0	*
Jon D. McGee	100	100	0	*
Grace L. McGowan	100	100	0	*
Robert McGrath	100	100	0	*
Robert McGrath	100	100	0	*
Jerome S. McIntee	100	100	0	*
Joseph McAluiffe, Exe. Of Est. of Geraldine K. McAluiffe	100	100	0	*
John McNaughton	100	100	0	*
Kanti Mehta	100	100	0	*
Federick R. Meli	100	100	0	*
Abe & Millicent Meltzer	100	100	0	*
Carmela Mendola	100	100	0	*
Catherine Mendola	100	100	0	*
Michael Mendola	100	100	0	*
Michael L. & Isabella M. Merla	100	100	0	*
Merrill Lynch Pierce Smith Incorporated @	100	100	0	*
Moishel Merzel	100	100	0	*
Sol M Merzel C/F Howard D. Merzel	100	100	0	*
Aaron Meyer	100	100	0	*
James C. Meyer	100	100	0	*
Jacob Migdol	100	100	0	*
Peter H. N. Millar	100	100	0	*
Morton W. Miller	100	100	0	*
Clarke Minardi	100	100	0	*
Gary Minardi	100	100	0	*
Louis R. & Donna J. Minardi	100	100	0	*
Thomas Minogue	100	100	0	*
Christine Carr Minor	100	100	0	*
Mont & Co	100	100	0	*
Seymour I. Morris	100	100	0	*
Seymour Morris	100	100	0	*
Robert D. Moskala	100	100	0	*
Lyla Moskowitz	100	100	0	*
Michael H. Mueller	100	100	0	*
Harry Munkelwitz Jr.	100	100	0	*
Eleanor M. Murphy	100	100	0	*
Norman & Rose Musicus	100	100	0	*
Thomas P. Myers	100	100	0	*
Donald P. Naetzker	100	100	0	*
John J. Napolitano	100	100	0	*
John Nasse	100	100	0	*
Frank D. Natale	100	100	0	*
Martha Natale	100	100	0	*
Ruth M. Neubauer	100	100	0	*
Isobel Newberger	100	100	0	*
Lisbeth Newbery	100	100	0	*
Jean Noble	100	100	0	*
Morton Norman	100	100	0	*
Raymond H. Nugent	100	100	0	*
Linda R. Oakley	25	25	0	*
Rita M. O'Connor	100	100	0	*
Alan E. Oestreich	100	100	0	*
Adrian O'Hara	100	100	0	*
James J. O'Keefe	100	100	0	*
Marta Fischer O'Kieff	100	100	0	*
Stella Oliver	100	100	0	*
Lois B. Olson	100	100	0	*
Zenon & Isabel Omcinskyt	100	100	0	*
Thomas W. O'Neill	100	100	0	*
Peter & Katrinka Oosterling	100	100	0	*
Roland R. Orbaker	100	100	0	*
John & Lucia Orrico	100	100	0	*
John J. & Joan H. O'Sullivan	100	100	0	*
Felice & Catherine Ottaviano	100	100	0	*
Sanford B. Owen	100	100	0	*
Paine Webber Jackson & Curtis @	100	100	0	*
Salvatore J. Palmeri	100	100	0	*
Robert & Rose Palmisano	100	100	0	*
Antonio Panella	100	100	0	*
Fortunato Panella	100	100	0	*
Marie Frances Panella	100	100	0	*
Frank Panzarino	100	100	0	*
Juanita Paris	100	100	0	*
Harold L. & Edna N. Parsons	100	100	0	*
Rosemary Passaro	100	100	0	*
Frank C. Patanella	100	100	0	*
George Pattison	100	100	0	*
Ronald J. Pawley	100	100	0	*
Morton & Grace A. Payne	100	100	0	*
Dorothy J. Pearson	100	100	0	*
Jack W. Pearson	100	100	0	*
Joseph P. Pecora	100	100	0	*
Ronald J. Pedrone	100	100	0	*
Willard H. Pengelly	100	100	0	*
Dominic & Doris Penna	100	100	0	*
Sebastian & Josephine Penna	100	100	0	*
Richard J. & Viola Pennella	100	100	0	*
Eugene F. & Marilyn C. Penzimer	100	100	0	*
Stephen D. & Constance E. Perry	100	100	0	*
Rocco & Elisabeth Pesce	100	100	0	*
Bruce W. & Maxine G. Peters	100	100	0	*
Samuel M. Petranto	100	100	0	*
Marian & Joseph H. Petrosino	100	100	0	*
Eitsa C. Petsos	100	100	0	*
Bruce B. Phelps	100	100	0	*
Donald S. Phelps	100	100	0	*
Richard H. & Marion S. Phillips	100	100	0	*
Ronald S. & Judith C. Piatasik	100	100	0	*
Sigmund & Clara Piatasik	100	100	0	*
Ronald Piataski	100	100	0	*
Joseph Picard	100	100	0	*
Anthony & Irene Piduch	100	100	0	*
Joseph & Mary Pignato	100	100	0	*
Frank Pincelli	100	100	0	*
John & Dorothy Pitts	100	100	0	*
David C. Pixley	100	100	0	*
Helena Plantchotnaja	100	100	0	*
Karl P. Pleger	100	100	0	*
Philip G. Pleger	100	100	0	*
George W. Plender	100	100	0	*
Jeannine B. Plender	100	100	0	*
Mary Pocchiari	100	100	0	*
Robert L. & Lydia A. Pollack	100	100	0	*
Polly & Co.	100	100	0	*
Ann Polsinelli	100	100	0	*
Joseph U. Posner	100	100	0	*
Abbate S. & Josephine R. Potenza	100	100	0	*
James M. Pravlik	100	100	0	*
Premium Resources Inc.	100	100	0	*
Bridget McGuane Prescowitz	100	100	0	*
Raymond D. Pritchard	100	100	0	*
Frances Profetta C/F Gary Profetta	100	100	0	*
John Provenzano	100	100	0	*
John Joseph Provensano	100	100	0	*
Anthony & Bernice Pruczinski	100	100	0	*
Bernice & Anthony Pruczinski	100	100	0	*
David Pruzansky	100	100	0	*
Morris Prytula	100	100	0	*
Alfieri & Mimma Pucci	100	100	0	*
Robert E. Purdy	100	100	0	*
Louis V. Quadrini	100	100	0	*
Dennis Quenan	100	100	0	*
Robert J. Quigley	100	100	0	*
Thomas M. & Grace D. Quigley	100	100	0	*
Phillip J. Quirin	100	100	0	*
Patrick J. Quirk	100	100	0	*
Timothy F. Quirk	100	100	0	*
Victoria R. & Joseph R. Quirk	100	100	0	*
Robert L. Raes C/F Julie A. Raes	100	100	0	*
Carl S. Raimond Jr.	100	100	0	*
Carl S. Raimond Sr.	100	100	0	*
Johanna J. Raimond	100	100	0	*
Frank Rallo	100	100	0	*
Frank Rallo & John Interlichia	100	100	0	*
Alejandro Ramos	100	100	0	*
Betty Rapoport	100	100	0	*
Rodger Raymond	100	100	0	*
William B. Reed	100	100	0	*
Donald H. & Carmel M. Reeg	100	100	0	*
Marie Reeners	100	100	0	*
Robert T. & Dorothy L. Rieke	100	100	0	*
Helen P. Reilly	100	100	0	*
Ann Reinking	100	100	0	*
Ann Reinking C/F Mark Reinking	100	100	0	*
Franklin Reinking C/F Gregory Reinking	100	100	0	*
Franklin Reinking C/F Lisa Reinking	100	100	0	*
Franklin R. Reinking	100	100	0	*
Richard Reitkopp	100	100	0	*
Barry Resnick	100	100	0	*
Molly Ressler & Esther Harris	100	100	0	*
William Richards C/F Jody Richards	100	100	0	*
Robert S. Rienholtz	100	100	0	*
Peter F. Ries	25	25	0	*
John A. Ries	25	25	0	*
Sally E. Ries	25	25	0	*
John J. & Helen K. Riley	100	100	0	*
Adolph C. Rittmann	100	100	0	*
Adolph C. & Marguerite Rittmann	100	100	0	*
Roderick T. Robertson	100	100	0	*
Florence M. Roche	100	100	0	*
Rochester Telephone	100	100	0	*
Arthur L. Rockman	100	100	0	*
Joseph Rockwell	100	100	0	*
Dean & Delma Rodwell	100	100	0	*
Clarence A. & Virginia R. Rogers Jr.	100	100	0	*
Margaret B. Rogers	100	100	0	*
Isadore Rohrlich C/F Edward Mark Rohrlich	100	100	0	*
Neil J. & Shirley Rojek	100	100	0	*
Marion E. Root	100	100	0	*
Richard Rose	100	100	0	*
Joseph Rosen	100	100	0	*
Minnie Rosen	100	100	0	*
Calvin Rosenbaum	100	100	0	*
Sharon Rosenbaum	100	100	0	*
Freda Rosenberg	100	100	0	*
Milton Rosenthal	100	100	0	*
E. Walton Ross	100	100	0	*
David Rothman	100	100	0	*
Ernest F. & Hedy Rothmann	100	100	0	*
Sophie Rothman	100	100	0	*
L.F. Rothschild, Unterberg & Tobin @	100	100	0	*
Alan Rothstein C/F Steven M. Rothstein	100	100	0	*
Laura Rothstein	100	100	0	*
Sanford M. Rowe	100	100	0	*
Victor & Alice Rowe	100	100	0	*
Roger & Connie Rowles	100	100	0	*
Richard D. Rowley	100	100	0	*
Cornelia & Harvey Roys	100	100	0	*
Stanley J. Rozwood	100	100	0	*
Robert I. Ruback Executor Est. of Nathan Pitiger	100	100	0	*
David & Thelma Rubenstein	100	100	0	*
Judith Rudin	100	100	0	*
Leonard & Irene Rudner	100	100	0	*
Harold M. Rush	100	100	0	*
Robert J. Rush Jr.	100	100	0	*
Jennie Rutherford	100	100	0	*
T. Michael Ryan	100	100	0	*
Thomas P. & Gertrude Ryan	100	100	0	*
Louis A. & Enid Z. Ryen	100	100	0	*
Max & Esther Ryen	100	100	0	*
Estate Of Nathan Sac	100	100	0	*
Edna Saccente	100	100	0	*
Walter Saccente	100	100	0	*
Yetta Sackheim	100	100	0	*
George P. Saladino Sr.	100	100	0	*
Bertha Salamone	100	100	0	*
Anita L. Salerno	100	100	0	*
Marlene Jane Salmon	100	100	0	*
Salomon Smith Barney @	100	100	0	*
James D. & Inez E. Salvatore	100	100	0	*
Victore Samanich	100	100	0	*
Robert W. Sanders	100	100	0	*
Nicola & Ann Sanese	100	100	0	*
Ida Sanow	100	100	0	*
Sam T. Saporito	100	100	0	*
Rosanne Satter	100	100	0	*
John & Virginia Savage	100	100	0	*
John S. Savage	100	100	0	*
Raymond Saxe	100	100	0	*
Carmen Scaglione	100	100	0	*
James F. Scaglione	100	100	0	*
Ralph Scaglione	100	100	0	*
Mary E. & Thomas Scalise	100	100	0	*
James V. Scampole	100	100	0	*
Sidney Schatzky	100	100	0	*
Sol Scheer	100	100	0	*
Winifred J. Schenck	100	100	0	*
Mary M. Schifano	100	100	0	*
Virginia M. Schilling	100	100	0	*
Frederick A. Schneider	100	100	0	*
Jeanette Schneider	100	100	0	*
Urban J. & Clara Schneider	100	100	0	*
Harold D. & Ann Schnepf	100	100	0	*
Herman & Elaine Schnittman	100	100	0	*
Michael S. Schnittman	100	100	0	*
Johann Schober	100	100	0	*
Elizabeth Schorf	100	100	0	*
Burton S. Schreiber	100	100	0	*
Moe Schreiber	100	100	0	*
Victor F. Schroeder	100	100	0	*
Edward W. & Sophie C. Schubert	100	100	0	*
Edith Schwartz	100	100	0	*
Jeanette Schwartz	100	100	0	*
Norman & Jeanette Schwartz	100	100	0	*
Norman A. Schwartz	100	100	0	*
Josephine M. Sciarratta	100	100	0	*
Elizabeth & Sidney J. Scott	100	100	0	*
Robert J. Scott	100	100	0	*
Securities Settlement Corp. @	100	100	0	*
Irving B. Seostron	100	100	0	*
Navin Shah	100	100	0	*
Svetlana Shales	100	100	0	*
Mark Shapiro	100	100	0	*
Melvin & Mitzi Shapiro	100	100	0	*
Daniel F. Shea	100	100	0	*
Shearson/American Express @	100	100	0	*
Bernice Sherman	100	100	0	*
Daniel Sherman	100	100	0	*
Mary & Patrick Shovlin	100	100	0	*
Patrick Shovlin	100	100	0	*
Patrick W. & Mary Shovlin	100	100	0	*
Nancy R. Silien	100	100	0	*
Morrie E. Silver & W. Vaderschmidt	100	100	0	*
Myron Silver	100	100	0	*
Philip & Anna Silver	100	100	0	*
Samuel Simone	100	100	0	*
Ronald A Sinsgali	100	100	0	*
Anil G. Sitole	100	100	0	*
Kenneth B. Skuse II	100	100	0	*
Harry K.. Slotnick	100	100	0	*
James A. & Nancy Smith	100	100	0	*
June Smith	100	100	0	*
S. Alfred Smith	100	100	0	*
Stanley A. Snitkin	100	100	0	*
Alice L. Snowden	100	100	0	*
Richard Sofranko	100	100	0	*
Rabbi L. Sokoloff	100	100	0	*
Harold J. Solomon	100	100	0	*
Louis C. Sortino	100	100	0	*
Joseph Spallina	100	100	0	*
Alphonse S. Spampinato	100	100	0	*
Dominick Spano	100	100	0	*
Marjorie L. Spear	100	100	0	*
Paul Speciale	100	100	0	*
Norman V. & Helene R. Spector	100	100	0	*
Robert G. Spencer	100	100	0	*
Arnold R. Spokane	100	100	0	*
Leon & Sylvia Spokane	100	100	0	*
Ruth Springut & Stewart Shapiro	100	100	0	*
Carol Jean Stam	100	100	0	*
Frank P. Stasio	100	100	0	*
Michael & Harriet Staskus	100	100	0	*
Anthony J. Stavalone	100	100	0	*
Joseph & Mary Stavalone	100	100	0	*
Georgia Stearns	100	100	0	*
Neal Stearns	100	100	0	*
William Steckerl	100	100	0	*
James & Maryetta Stedge	100	100	0	*
Adelaide Steedman	100	100	0	*
Mildred E. Steffen	100	100	0	*
Glen H. Stephens	100	100	0	*
Ann Stern	100	100	0	*
Rachel Stern C/F Marvin Alan Stern	100	100	0	*
Douglas Stewart	100	100	0	*
Geraldine Stewart	100	100	0	*
Shelly Stone - Exec. Estate of Shirley L. Stone	100	100	0	*
Kauffman Straham	100	100	0	*
Diane M. Strassner	100	100	0	*
Kurt W. Stroehmann	100	100	0	*
Neil A. Strollo	100	100	0	*
Rose Strollo	100	100	0	*
Warner L. Strong	100	100	0	*
Kenneth D. Stuart	100	100	0	*
David M. & Jane E. Sturmer	100	100	0	*
Richard J. Susat	100	100	0	*
Gus S. & Lulu Mae Sutter	100	100	0	*
Harold E. Sutton	100	100	0	*
Harold E. & Anne E. Sutton	100	100	0	*
Robert J. Swart	100	100	0	*
Frank Swiskey	100	100	0	*
Anthony J. & Louise D. Tambe	100	100	0	*
Louise Tambe c/f Denis M. Tambe	100	100	0	*
Angelo A. Taranto C/F Melinda Taranto	100	100	0	*
Margaret Taranto	100	100	0	*
Vincent P. Taranto	100	100	0	*
Mary J. Tarricone	100	100	0	*
Joyce M. Taylert	100	100	0	*
Hugh F. & Isabelle V. Taylor	100	100	0	*
Edward Tejw	100	100	0	*
Judith M. Tellex	100	100	0	*
Ten Spot Investment	100	100	0	*
Elizabeth E. Thaler, Tr	100	100	0	*
Alice Thomas	100	100	0	*
Eugene Thomas C/F Charles E. Thomas	100	100	0	*
Eugene Thomas C/F Mary Jo Thomas	100	100	0	*
Evelyn A. Thompson C/F Wendy M. Thompson	100	100	0	*
Ida B. Throm	100	100	0	*
Robert H. Tietjen	100	100	0	*
Mirco A. Tinon	100	100	0	*
Ronald Lee Tisdall	100	100	0	*
Bertha V. Tishler	100	100	0	*
W. Pearce Titter	100	100	0	*
Todd & Co. @	100	100	0	*
Bernard E. Tofany	100	100	0	*
John S. & Elizabeth J. Tomaszewicz	100	100	0	*
Mathew & Stella Toper	100	100	0	*
Michael A. & Kimberly J. Torcello	100	100	0	*
Carol R. Torchia	100	100	0	*
John F. Torchia	100	100	0	*
Barbara A. Tornichia	100	100	0	*
Thomas R. Trabold	100	100	0	*
Dorothy Travis Exe. Est. James F. Byrne Jr.	100	100	0	*
Lucy Trobia	100	100	0	*
Andrew J. Tubiolo	100	100	0	*
Constance Tubiolo	100	100	0	*
Veronica T. Tuminello	100	100	0	*
Vincent Turiano	100	100	0	*
Anna Turrie	100	100	0	*
Lubomyr Twerdochlib	100	100	0	*
Chester G. & Ruth B. Uffelman	100	100	0	*
Betty Unger	100	100	0	*
Raymond F. Unger	100	100	0	*
Harold J. Updaw	100	100	0	*
George D. Van Arsdale	100	100	0	*
Donald J. Van Epps	100	100	0	*
Estelle C. Van Epps	100	100	0	*
George & Grace Van Epps	100	100	0	*
Harold R. Van Voorhis	100	100	0	*
Josephine Vena	100	100	0	*
Thomas A. Vick	100	100	0	*
Madeline Viggiani	100	100	0	*
Norraine G. Voegtle	100	100	0	*
Marie T. Volpe	100	100	0	*
William C. & Harriet Von Langen	100	100	0	*
Peter H. Wagenblass	100	100	0	*
Lois F. Wagner	100	100	0	*
Beatrice C. Walden	100	100	0	*
Constance S. Walker	100	100	0	*
Donald E. Walker	100	100	0	*
Doris M. Walker	100	100	0	*
Eugene T. & Dorothy A. Walker	100	100	0	*
Herman Walker	100	100	0	*
James V. Walker	100	100	0	*
Kenneth N. Walker	100	100	0	*
Kenneth N. & Thelma A. Walker	100	100	0	*
Elizabeth Walsh	100	100	0	*
John Wm. Walsh	100	100	0	*
Patrick Walsh	100	100	0	*
Joel R. Warren	100	100	0	*
Joseph C. & Jessie W. Warren	100	100	0	*
John E. Waters	100	100	0	*
Mildred H. Webster	100	100	0	*
Arlyne S. Weider	100	100	0	*
Isadore Weiner C/F Rochelle Weiner	100	100	0	*
Betty Weinstein	100	100	0	*
Isadore Weinstein	100	100	0	*
Bernard & Henrietta Weisenfreund	100	100	0	*
June Feary Weiss	100	100	0	*
Ruth Weiss	100	100	0	*
Ruth Weiss C/F Susan Weiss	100	100	0	*
Gerald J. Weit	100	100	0	*
Gerald Wells	100	100	0	*
May S. Wells	100	100	0	*
Vernon A. & Jean L. Wemett	100	100	0	*
Western Union Co.	100	100	0	*
Kay Wexler	100	100	0	*
Paul Wexler	100	100	0	*
Ronald Whitcombe	100	100	0	*
Robert S. Whitmore	100	100	0	*
Robert Wilbert	100	100	0	*
Craig H. Wilcox	100	100	0	*
Harris Wilcox	100	100	0	*
William J. Wilson	100	100	0	*
Warren R. Wrege	100	100	0	*
Horace F. Writz	100	100	0	*
Edith B. Yans	100	100	0	*
Samuel L. & Marcia G. Yaroslow	100	100	0	*
Allen F. Yarton	100	100	0	*
Lynn S. Yeaw	100	100	0	*
Anthony H. Yonda	100	100	0	*
Anthony Joseph Yonda	100	100	0	*
Katherine T. Yonda	100	100	0	*
Florence Young	100	100	0	*
John H. Young	100	100	0	*
Dino Zava	100	100	0	*
Melvin Zax	100	100	0	*
Stanley Zborowski	100	100	0	*
Florence Zempel	100	100	0	*
Randolph P. Zickl	100	100	0	*
Arthur Zona	100	100	0	*
Stella M. Zona	100	100	0	*
George C. Zutes	100	100	0	*
Bella Zysman	100	100	0	*
Evelyn Thompson	101	101	0	*
Lacy Katzen Jones & Ryen Jones	105	105	0	*
Robin Dale Harper	106	106	0	*
Thomson McKinnon Securities Co. @	109	109	0	*
Prudential Bache Securities Company @	119	119	0	*
Ian C. Mclennan	121	121	0	*
Ronald A. Miller	130	130	0	*
Herbert W. Lacy	152	152	0	*
Esther Meyer	152	152	0	*
Isabel M. Mountain	152	152	0	*
Bertram Rapowitz	152	152	0	*
David M. Strasenburgh	152	152	0	*
Sylvia Zipkin	152	152	0	*
Jack Rubens	157	157	0	*
Merton Rubens	169	169	0	*
John Steffan	182	182	0	*
Vincent J. Iacona	186	186	0	*
John Paris	197	197	0	*
Spear Leeds & Kellog Securities Corp. @	282	282	0	*
Douglas E. Johnstone	304	304	0	*
Joel B. Reich	304	304	0	*
Nathan W. Gordon	434	434	0	*
Alice Safier	408	408	0	*
Jay B. Birnbaum	455	455	0	*
Richard S. Lane TTEE for Allison	796	796	0	*
Yocheved Hershoff	839	839	0	*
Rose Merzel	929	929	0	*
Martin Osber	929	929	0	*
Jessica L. Diamond	1,143	1,143	0	*
Michal Esther Diamond	1,143	1,143	0	*
Amy D. Luxenberg	1,143	1,143	0	*
Stephany Luxenberg	1,143	1,143	0	*
Dovid Sukenik	1,143	1,143	0	*
Josef Sukenik	1,143	1,143	0	*
Shira Sukenik	1,143	1,143	0	*
Shraga Sukenik	1,143	1,143	0	*
Cede & Co.	900	900	0	*
Michael Diamond	4,643	4,643	0	*
Suzanne Luxenberg	4,643	4,643	0	*
Rachelle Sukenik	4,643	4,643	0	*
Morris Diamond	7,401	7,401	0	*
Shirley Diamond	8,073	8,073	0	*
Tramdot Development	14,643	14,643	0	*
Southward Investment	49,542	49,542	0	*
Harrison Douglas, Inc.	60,000	60,000	0	*
Raymond Hatch	60,000	60,000	0	*
Aerogie.plus AG	1,175,926	1,175,926	0	*
Alain Millot	4,376	4,376	0	*
Aline Renard	83,699	83,699	0	*
Anne-Marie Madignier	4,376	4,376	0	*
Anton E. Schrafl (2)	476,890	438,613	38,277	*
Bernard Nicolas (3)	651,849	301,703	350,146	3.30%
Bruno Restif	8,931	8,931	0	*
C R Tinsley	37,037	37,037	0	*
Colette Boutin	1,697	1,697	0	*
Dominique Bachellerie	83,699	83,699	0	*
EG Investments Ltd.	50,000	50,000	0	*
Escalon, Ltd.	200,000	200,000	0	*
Francois Danel	4,376	4,376	0	*
Francois Mangin	25,518	25,518	0	*
George W. Lee Jr.	20,000	20,000	0	*
Glenda Hoffman	18,519	18,519	0	*
Go Glo Co	50,000	50,000	0	*
Guy Bronoel (4)	293,975	34,743	259,232	2.50%
Harry A. Jacobs Jr.	92,593	92,593	0	*
Helene Lewin	4,376	4,376	0	*
Howard Messer	46,296	46,296	0	*
Jayant H. Gandhi	255,180	255,180	0	*
Jean-Francois Evellin	196,399	196,399	0	*
Jean-Francois Fauvarque (5)	90,558	34,832	55,726	*
Jean-Yves Nicolas	178,626	178,626	0	*
Loeb Partners Corp.	31,250	31,250	0	*
Martine Brivois	1,697	1,697	0	*
Michel L Morin (6)	1,287,246	690,150	597,096	5.50%
Noelle Tassin (7)	137,205	26,169	111,036	1.10%
Orest Bedrij (8)	26,852	4,630	22,222	*
Patrick Vayn (9)	303,167	279,167	24,000	*
Philippe Moisand	83,699	83,699	0	*
Prejla Nikac	100,000	100,000	0	*
Quatern Holdings, Ltd.	496,262	496,262	0	*
Ralph Isham	92,500	92,500	0	*
Richard M.H. Thompson (10)	2,230,382	1,708,660	521,722	4.90%
Ronald Hart	46,296	46,296	0	*
Sagax Fund II Ltd.	215,882	215,882	0	*
Serge Besse (11)	118,245	17,416	100,829	1.00%
Serge Chavanne (12)	386,263	202,756	183,507	1.80%
SGA AG	370,370	370,370	0	*
Sidney Lazard	87,500	87,500	0	*
Solar Energy Ltd.	280,000	280,000	0	*
Tatiana Zeller	17,863	17,863	0	*
Thierry Pottier	4,376	4,376	0	*
Valux S.A.	200,000	200,000	0	*
Warren Bagatelle	31,250	31,250	0	*
William Hungerford	92,600	92,600	0	*
William J. Potter (13)	1,821,328	1,230,297	591,031	5.60%
Ridgewood Group	203,553	203,553	0	*
Eastern	25,000	25,000	0	*
FIT	25,000	25,000	0	*
Michael Curry	25,000	25,000	0	*
Paul Hemminger	25,000	25,000	0	*
Brian F. Landry	10,000	10,000	0	*
Christian M. Landry	5,000	5,000	0	*
Marguerite F. Landry	5,000	5,000	0	*
Jacqueline Landry	5,000	5,000	0	*
Katherine Landry	5,000	5,000	0	*
Bevin E. Landry	5,000	5,000	0	*
John Power	25,000	25,000	0	*
@	Deemed to be an underwriter, by virtue of being a broker-dealer
*	Less than 1%.
(1)

Shares not outstanding but deemed beneficially owned by virtue of the individual's right to acquire them as of the date of this prospectus, or within 60 days of such date, are treated as outstanding when determining the percent of the class owned by such individual.

(2)	Shares beneficially owned before and after offering include 38,277 warrants.
(3)	Shares beneficially owned before and after offering include 350,146 stock purchase warrants.
(4)	Shares beneficially owned before and after offering include 57,160 stock purchase warrants and 202,072 options.
(5)	Shares beneficially owned before and after offering include 35,726 stock purchase warrants and 20,000 options.
(6)	Shares beneficially owned before and after offering include 597,096 stock purchase warrants.
(7)	Shares beneficially owned before and after offering include 111,036 options.
(8)	Shares beneficially owned before and after offering include 22,222 stock purchase warrants.
(9)	Shares beneficially owned before and after offering include 24,000 stock purchase warrants.
(10)	Shares beneficially owned before and after offering include 373,574 stock purchase warrants and 148,148 shares of preferred stock.
(11)	Shares beneficially owned before and after offering include 100,829 options.
(12)	Shares beneficially owned before and after offering include 62,264 stock purchase warrants and 121,243 options.
(13)	Shares beneficially owned before and after offering include 498,438 stock purchase warrants and 92,593 shares of preferred stock. Includes the 3,553 shares owned by Ridgewood Group.

We will pay all expenses to register the shares, except that the selling shareholders will pay any underwriting and brokerage discounts, fees and commissions, specified attorneys' fees and other expenses to the extent applicable to them.

Selling shareholders who are directors of EC Power have agreed not to sell any of their shares until 180 days after the date of this prospectus. These persons consist of William Potter, Michel Morin, Bernard Nicolas, and Patrick Vayn. We do not intend to develop a public trading market for our common stock until our offering has been terminated.

Selling shareholders and their pledgees, assignees, and successors in interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market, or trading facility on which the shares are then traded, either directly or through a broker-dealer or other agent at a price per share of $3.00 until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices. The selling shareholders may use any one or more of the following methods when selling shares:
*	Transactions in the over-the-counter market if a public trading market develops;
*	A block trade in which a broker or dealer will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction.
*	Purchases by a broker or dealer as principal and resale by a broker or dealer for its account.
*	Ordinary brokerage transactions and transactions in which a broker solicits a buyer.
*	In privately negotiated transactions not involving a broker or dealer.
*	By any other method permitted by applicable law.

Broker-dealers or agents may purchase shares directly from a selling shareholder or sell shares to someone else on behalf of a selling shareholder. Broker-dealers may charge commissions to both selling shareholders selling common stock, and purchasers buying shares sold by selling shareholders. If a broker buys shares directly from a selling shareholder, the broker may resell the shares through another broker, and the other broker may receive compensation from the selling shareholder for the resale.

We will file a post-effective amendment to reflect additional or changed material information on the plan of distribution for the shares.

In addition to any other applicable laws or regulations, selling shareholders must comply with regulations relating to distributions by selling shareholder, including Regulation M under the Securities Exchange Act of 1934, as amended. Regulation M prohibits selling shareholders from offering to purchase or purchasing our common stock at certain periods of time surrounding their sales of shares of our common stock under this prospectus.

Selling shareholders may be deemed to be underwriters within the meaning of the Securities Act. If a selling shareholder is a broker-dealer or an affiliate of a broker-dealer, he will be an underwriter. All of the selling shareholders purchased the shares in the ordinary course of business and at the time of such purchase of such securities, they had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Some states may require that registration, exemption from registration or notification requirements be met before selling shareholder may sell their common stock and warrants. Some states may also require selling shareholder to sell their common stock only through broker-dealers.

Description of Our Securities

We are authorized to issue up to 100,000,000 shares of $.001 par value common stock and 50,000,000 shares of $.01 par value preferred stock. As of September 30, 2001, 10,296,911 shares of Common Stock and 2,589,815 shares of Series A Preferred Stock were issued and outstanding, and there were approximately 1,125 shareholders of record.

Units

Each Unit being offered in the Primary Offering shall contain one share of our common stock and one warrant. The Units will not trade separately until after the Primary Offering has terminated.

Common Stock

Each holder of common stock is entitled to one vote for each share held of record. There is no right to cumulative voting of shares for the election of directors. The shares of common stock are not entitled to pre-emptive rights and are not subject to redemption or assessment. Each share of common stock is entitled to share ratably in distributions to shareholders and to receive ratably such dividends as may be declared by our Board of Directors out of funds legally available therefor. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive, pro-rata, our assets which are legally available for distribution to shareholders. The issued and outstanding shares of common stock are validly issued, fully paid, and non-assessable.

Warrants

Each warrant that is being offered as part of the Units in the Primary Offering will entitle the holder to purchase one share of our common stock at a price of $3.75 per share during the one-year period commencing on the date of this prospectus. The warrants will be redeemable upon forty-five (45) days prior written notice at a redemption price of $.05 per warrant if (a) the closing high bid price of the Common Stock has exceeded $5.63 for at least 20 of the 30 trading days immediately preceding the date of mailing of the notice of redemption, and (b) we have in effect a current registration statement with the Commission registering the common stock issuable upon exercise of the warrants. The warrants will contain anti-dilution provisions for stock splits, recombinations, and reorganizations.

Preferred Stock

We are authorized to issue up to 50,000,000 shares of $.01 par value preferred stock. Our preferred stock can be issued in one or more series as may be determined from time-to-time by our Board of Directors. In establishing a series our Board of Directors shall give to it a distinctive designation so as to distinguish it from the shares of all other series and classes, shall fix the number of shares in such series, and the preferences, rights and restrictions thereof. All shares of any one series shall be alike in every particular. Our Board of Directors has the authority, without shareholder approval, to fix the rights, preferences, privileges and restrictions of any series of preferred stock including, without limitation: (1) the rate of distribution, (2) the price at and the terms and conditions on which shares shall be redeemed, (3) the amount payable upon shares for distributions of any kind, (4) sinking fund provisions for the redemption of shares, and (5) the terms and conditions on which shares may be converted if the shares of any series are issued with the privilege of conversion, and (6) voting rights except as limited by law.

Our Board of Directors has designated one series of Preferred Stock, Series A, and we have issued 2,589,815 shares of such series. The Series A Preferred Stock has a cumulative annual dividend of $.0135 per share and restricts the payment of dividends to holders of common stock if any preferred stock dividends are in arrears. The Series A Preferred Stock has liquidation rights of $.27 per share plus an amount equal to all accrued and unpaid dividends. Each share of Series A Preferred Stock is convertible into one share of common stock, subject to certain adjustments. Each holder of the Series A Preferred Stock is entitled to one vote for each share of Series A Preferred Stock he holds of record.

We could authorize the issuance of additional series of preferred stock which would grant to holders preferred rights to our assets upon liquidation, the right to receive dividend coupons before dividends would be declared to common shareholders, and the right to the redemption of such shares, together with a premium, prior to the redemption to common stock. Our common shareholders have no redemption rights. In addition, our Board could issue large blocks of voting stock to fend off unwanted tender offers or hostile takeovers without further shareholder approval.

Anti-takeover Effects of Certain Provisions of Our Certificate of Incorporation and Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an "interested stockholder" is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of the corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Transfer Agent, Warrant Agent and Registrar

The transfer agent and registrar for our common stock and warrant agent for the Warrants is Continental Stock Transfer & Trust Company, New York, NY.

Reports to Shareholders

We intend to furnish annual reports to shareholders that will include audited financial statements reported on by our independent certified public accountants. In addition, we will issue unaudited quarterly or other interim reports to shareholders, as we deem appropriate.

Shares Eligible for Future Sale

Prior to the Offering, there has been no public market for our common. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Upon completion of the Primary Offering, we will have between 10,696,911 and 12,296,911 shares of common stock outstanding, depending on how many Units are sold in the Primary Offering. All of these shares will be freely tradable without restriction under the Securities Act, except for any shares owned by our officers, directors, and major shareholders, which will be subject to certain resale limitations of Rule 144 promulgated under the Securities Act. Officers and directors who own in the aggregate a total of 2,501,317 shares have agreed with us not to sell, transfer, assign, or make any other disposition of any shares owned by them for a period of six months after the date of this prospectus.

Further, there are outstanding warrants and options exercisable to purchase an additional 2,696,531 shares of common stock; and shares of preferred stock that are convertible into 2,589,815 shares of common stock. None of the shares of common stock issuable upon exercise of the options or warrants or upon conversion of the preferred stock will be free trading, and will be salable only under Rule 144, unless we file a registration statement to register the sale of such shares.

Legal Matters

The validity of the issuance of the shares we are offering will be passed upon for us by Neuman & Drennen, LLC, Denver, Colorado.

Experts

The audited consolidated financial statements as of and for the years ended December 31, 2000 and 1999 of EC Power, Inc. and subsidiary included herein and elsewhere in the registration statement have been audited by Kempisty & Company, independent certified public accountants, to the extent forth in their report (which describes an uncertainty as to our ability to continue as a going concern) appearing herein and elsewhere in the registration statement. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

Additional Information

We have filed a registration statement, including exhibits and schedules, with the Commission pursuant to the Securities Act with respect to this offering of our securities. This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement. We refer you to the registration statement fur further information about our securities, this offering, and us. Statements in this prospectus about documents filed as exhibits to the registration statement are necessarily summaries of these documents, and each of these statements is qualified in its entirety by reference to the copy of the applicable documents filed with the Commission. You may review a copy of the registration statement, including exhibits, at the Commission's public reference rooms at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The registration statement can also be reviewed by accessing the Commission's Internet site at http://www.sec.gov

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       You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different. This prospectus is not an offer to sell common stock and is not soliciting an offer to buy common stock in any state where the offer or sale is not permitted.

EC Power, Inc.
10,296,911 Shares of Common Stock